Exhibit 2.1

Execution Version

PURCHASE AGREEMENT

by and among

RIEKE-ARMINAK CORP.

HRA HOLDING CORPORATION

NC HOLDING, LLC

HELGA ARMINAK

ARMIN ARMINAK

ROGER ABADJIAN

and

ARMINAK & ASSOCIATES, LLC

Dated as of February 24, 2012

5.19	Insurance	39
5.20	Tax Matters	39
5.21	Brokerage Fees and Transaction Bonuses	42
5.22	Bank Accounts	42
5.23	Names and Locations	42
5.24	Affiliated Transactions	43
5.25	Customers and Suppliers	43
5.26	Real Property	43
5.27	Compliance with Export and Import Laws	46
5.28	Foreign Corrupt Practices Act and PRC Anti-Corrupt Laws	46
5.29	Product Warranty	47
5.30	Accounting Firm	47

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF SELLER GROUP MEMBERS		48

6.1	Capacity and Corporate Power	48
6.2	Title to Membership Interests	48
6.3	Authorization; Noncontravention	48
6.4	No Legal Proceedings	49
6.5	Brokerage	49

ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF BUYER		50

7.1	Organization and Power	50
7.2	Authorization	50
7.3	No Violation	50
7.4	Governmental Authorities and Consents	51
7.5	Litigation	51
7.6	Brokerage	51
7.7	Investment Intent	51
7.8	Funding	51
7.9	No Knowledge of Misrepresentations or Omissions at Signing	51
7.10	Accounting Firm	52

ARTICLE 8 INTENTIONALLY BLANK		52

ARTICLE 9 COVENANTS AFTER CLOSING		52

Each of the parties agrees upon and after the Closing as follows:		52
9.1	Remaining Membership Interests	52
9.2	Non Competition; Non Solicitation; Non-Disparagement	52
9.3	Cooperation with Buyer’s Lender(s)	54
9.4	Press Releases and Announcements	54
9.5	Expenses	54
9.6	Specific Performance	55
9.7	Further Assurances	55

3

9.8	Confidentiality	55
9.9	Tax Matters	56
9.10	Use of Names	61
9.11	Appointment of Member Representative	61
9.12	Reimbursement of Certain Special Transaction Taxes	63
9.13	Funding the Limited Agreement	71
9.14	Access to Records	71
9.15	Excluded Assets and Excluded Liabilities	71
9.16	Automobile Leases	72

ARTICLE 10 INDEMNIFICATION		72

10.1	Survival of Representations and Warranties	72
10.2	Indemnification	73
10.3	Certain Limitations	75
10.4	Indemnification Procedures	76
10.5	Certain Waivers	78
10.6	Manner of Payment	79
10.7	Tax Treatment of Indemnification Payments	80
10.8	Effect of Investigation	80
10.9	Exclusive Remedies	80

ARTICLE 11 MISCELLANEOUS		80

11.1	Amendment and Waiver	80
11.2	Notices	81
11.3	Successors and Assigns	82
11.4	Severability	82
11.5	Interpretation	82
11.6	No Third-Party Beneficiaries	83
11.7	Complete Agreement	83
11.8	Electronic Delivery; Counterparts	83
11.9	Dispute Resolution	84
11.10	Schedules	84
11.11	Time Periods	84

4

EXHIBITS AND SCHEDULES

EXHIBITS:

Exhibit A	Form of Escrow Agreement

Exhibit B	Form of Operating Agreement

Exhibit C	Rules of Engagement for Accounting Firm

Exhibit D	Dispute Resolution Procedures

SCHEDULES:

Schedule 1.1	Excluded Assets
Schedule 2.3(a)(viii)	Termination Agreements
Schedule 2.3(a)(xix)	Third Party Consents
Schedule 2.3(a)(xx)	Governmental Approvals
Schedule 5.1	Management
Schedule 5.2	Capitalization
Schedule 5.3(c)	Company Noncontravention
Schedule 5.4	Subsidiaries
Schedule 5.5	Financial Statements
Schedule 5.6	Accounts Receivable
Schedule 5.7	Inventory
Schedule 5.8	Undisclosed Liabilities
Schedule 5.10	Certain Developments
Schedule 5.11	Assets and Services
Schedule 5.11(b)	Indebtedness
Schedule 5.13(a)	Intellectual Property Rights
Schedule 5.13(b)	Intellectual Property Claims
Schedule 5.13(c)	Computer Systems
Schedule 5.13(d)	Intellectual Property Rights Used in the Business
Schedule 5.15	Compliance with Laws
Schedule 5.15(b)	Permits
Schedule 5.16	Environmental Matters
Schedule 5.16(b)	Environmental Permits
Schedule 5.18	Employee Benefit Plans
Schedule 5.19	Insurance
Schedule 5.21	Brokerage Fees and Transaction Bonuses
Schedule 5.22	Bank Accounts
Schedule 5.23	Names and Locations
Schedule 5.24	Affiliate Transactions
Schedule 5.26	Real Property
Schedule 5.27	Compliance with Export and Import Laws
Schedule 5.29	Product Warranty
Schedule 6.2	Title to Membership Interests

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Schedule 6.3	Seller Group Member Authorization; Noncontravention
Schedule 6.5	Seller Group Member Brokerage Fees
Schedule 7.4	Buyer Governmental Approvals and Consents
Schedule 9.12(a)(i)	Federal Net Recognized Built-in Gain
Schedule 9.12(a)(ii)	California Net Recognized Built-in Gain
Schedule 9.12(b)(vii)	Adjusted Basis of Ordinary Income Assets for Federal Income Tax Purposes as of Closing Date
Schedule 9.12(h)	Examples of Special Transaction Taxes Calculations
Schedule 10.2(a)(vi)	Special Indemnification

6

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 24, 2012, by and among Rieke-Arminak Corp., a Delaware corporation (“Buyer”), HRA Holding Corporation, a California corporation (“Seller”), Helga Arminak, Armin Arminak and Roger Abadjian (Roger Abadjian, together with Armin Arminak, and Helga Arminak are referred to herein individually as a “Shareholder” and collectively, as the “Shareholders”), NC Holding, LLC, a California limited liability company (“Newco” and together with Seller and the Shareholders, the “Seller Group Members”), Helga Arminak, in her capacity as representative for the Seller Group Members (the “Member Representative”) and Arminak & Associates, LLC, a Delaware limited liability company, formerly known as and successor in interest to Arminak & Associates Inc., a California corporation (both Arminak & Associates Inc. and Arminak & Associates, LLC shall be referred to herein as the “Company”).

WHEREAS, the Shareholders own all of the issued and outstanding capital stock of Seller and all of the issued and outstanding membership interests of Newco;

WHEREAS, Seller and Newco collectively own all of the issued and outstanding membership interests (the “Membership Interests”) of the Company (with 99% owned by Seller and 1% owned by Newco);

WHEREAS, the Company is in the business of designing, manufacturing and selling dispensing systems, airless dispensing packages, jars, bottles, caps, closures, plastic tubes and other related containers for the cosmetic and beauty, personal care and household products industries (the “Business”);

WHEREAS, the Company owns directly all the issued and outstanding capital stock, share capital, interests, units or equivalent interests of Yuyao Crystal Shine Plastic Products Trading Co., Ltd, a China limited company (“Yuyao”) and operates a representative office in China: Arminak & Associates Inc. Shenzhen Rep Office (“Shenzhen Rep Office” and, together with the Company and Yuyao, collectively, the “Transferred Companies”); and

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, Seventy Percent (70%) of the Membership Interests (the “Transferred Membership Interests”).

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings contained herein and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.1	Definitions.

For the purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 which shall be equally applicable to both the singular and plural forms and all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein:

“Accounting Firm” means Moss Adams, LLP, and if Moss Adams, LLP refuses or is unable to perform the requested services, Buyer and Member Representative shall negotiate in good faith to agree upon a different valuation firm, which valuation firm shall not be one of the twenty largest accounting firms in the United States.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or other equity ownership interests, by contract or otherwise, and such “control” will be presumed if any Person owns 20% or more of the voting capital stock or other equity ownership interests, directly or indirectly, of any other Person.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under any income Tax Law) of which a Person is or has been a member.

“Applicable Rate” means the U.S. Prime Rate of interest reported from time to time in The Wall Street Journal.

“Apollo Litigation Agreement” means that certain Apollo Litigation Control and Indemnification Agreement dated as of the date hereof by and among Helga Arminak, Seller, Buyer and the Company.

“Assignment and Assumption of the Engagement Letter Agreement” means that certain Assignment and Assumption of the Engagement Letter Agreement dated February 24, 2012 by and between the Company and Seller.

“Bbeautiful” means Bbeautiful, LLC, a California limited liability company owned 99% by Helga Arminak and 1% by Roger Abadjian.

“Bbeautiful Lease” means that certain Commercial Lease-Triple Net dated as of the date hereof between Landlord and Bbeautiful.

“Bbeautiful Transfer Agreement” means that certain Bbeautiful Transfer Agreement dated February 10, 2012 by and between the Company and Bbeautiful.

“Business Day” means any day that is not a Saturday, a Sunday or any day on which commercial banks located in New York, New York are authorized or required by Law to be closed for business.

“Calmar Litigation” means that certain litigation instituted by the Company, in the case Arminak & Associates, Inc. v. Saint-Gobain Calmar, Inc., No SACV 04-1455 CJC (C.D. Cali. 2004).

“Calmar Litigation Agreement” means that certain Calmar Litigation Assignment and Assumption Agreement dated February 10, 2012 by and between the Company and Seller.

“Cash” means, at any given time, marketable securities, short-term investments, other cash equivalents, and the actual cash balances of the Transferred Companies as of the Closing, plus the amounts of any uncleared checks, drafts and wires received prior to the Closing less the amount of any checks, drafts and wires issued by the Transferred Companies and not cashed or otherwise cleared as of the Closing, in each case calculated in accordance with GAAP; provided further that this definition shall not include cash restricted as collateral for surety bonds, landlord deposits and other deposits by the Transferred Companies to third parties. For the avoidance of doubt, all “Cash” received from IAS or by IAS on behalf of the Company at or prior to Closing in accordance with the Termination of IAS Agreement shall constitute “Cash” for purposes of this Agreement.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and of any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

“Commerce” means the U.S. Department of Commerce.

“Competing Business” means any business that designs, manufactures and/or sells dispensing systems, airless dispensing packages, jars, bottles, caps, closures, plastic tubes and other related containers for the cosmetic and beauty, personal care and household products industries.

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, financial condition, services, or research or development of Buyer or the Transferred Companies or their respective suppliers, distributors, customers, independent contractors or other business relations. Confidential Information includes, but is not limited to, the following: (i) internal business and financial information (including information relating to strategic and staffing plans and practices, business, finances, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, the Transferred Companies’ current and prospective suppliers, distributors, customers, independent contractors or other business relations and their confidential information; (iii) trade secrets, know how, compilations of data and analyses, techniques, systems, formulae, recipes, research, records, reports, manuals, documentation, models, data and databases relating thereto; (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable); and (v) other Intellectual Property Rights. Notwithstanding the foregoing, “Confidential Information” does not include information that was or has become generally available to the public other than as a result of disclosure by the Seller Group Members or their respective Affiliates (other than the Transferred Companies after the Closing).

“Customs & International Trade Laws” means any domestic Law, statute, executive order, regulation, rule, permit, license, directive, ruling, order, decree, ordinance, award, or other decision or requirement, including any amendments, having the force or effect of Law, of any arbitrator, court, government or government agency or instrumentality, concerning the importation, exportation, reexportation, or deemed exportation of products, technical data, technology and/or services, and the terms and conduct of transactions and making or receiving of payment related to such importation, exportation, reexportation or deemed exportation, including, but not limited to, as applicable, the Tariff Act of 1930, as amended, and other Laws, regulations, and programs administered or enforced by Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving persons and entities on the Commerce Denied Persons List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving persons and entities on the Debarred List; the International Emergency Economic Powers Act, as amended; the Trading With the Enemy Act, as amended; the embargoes and restrictions administered by OFAC; executive orders of the President regarding embargoes and restrictions on transactions with designated countries and entities, including persons and entities designated on OFAC’s list of Specially Designated Nationals and Blocked Persons; the antiboycott regulations administered by Commerce; the antiboycott regulations administered by the U.S. Department of the Treasury; and FCPA.

“Dataroom” means the electronic data room established at the Merrill DataSite titled “Project Package”.

“Employment Agreement” and “Employment Agreements” shall mean the employment agreements each dated as of the date hereof between the Company and each of the Shareholders.

“Encumbrance” means any lien (statutory or otherwise), pledge, mortgage, deed of trust, security interest, charge, claim, encroachment, hypothecation, security agreement, easement, covenant, Tax, warrant, proxy, voting agreement, restriction on transfer (other than restrictions on transfer under the Securities Act and applicable state securities Laws) or other similar encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).

“Encumbrance Releases” means the releases delivered at Closing.

“Environmental Claim” means any suit, claim, investigation, inspection, complaint, legal or administrative proceeding, order, inquiry, or other action by any Person alleging Liability or seeking relief of whatever kind or nature (including Liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) under any Environmental Law, including without limitation any arising out of, based on or resulting from (i) the presence of, Release of, or exposure to, any Hazardous Materials, or (ii) any actual or alleged non-compliance with or Liability under any Environmental Law or term or condition of any Environmental Permit.

“Environmental Laws” means any applicable Law and any order or binding agreement with any Governmental Authority: (i) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), or (ii) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any directive, order, notice of violation or infraction, notice respecting any Environmental Claim, or other information relating to any actual or alleged non-compliance with or Liability under any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means JPMorgan Chase Bank N.A.

“Escrow Agreement” means the escrow agreement among Escrow Agent, Member Representative and Buyer in the form of Exhibit A attached hereto.

“Escrow Amount” means $5,000,000.00.

“Excluded Assets” means all rights, title and interest in and to only the following assets of the Company:

(i) the Ningbo Rep Office;

(ii) any refunds or recoveries of royalties paid by the Transferred Companies to Rexam pursuant to the Rexam License Agreement with respect to sales occurring prior to Closing, as set forth in the Rexam Pre-Closing Refunds Agreement;

(iii) Bbeautiful and its business, including the office equipment owned by Bbeautiful that is listed on Schedule 1.1, the employees listed on Schedule 1.1 (all of which are solely employees of Bbeautiful and are not shared or have their time allocated between Bbeautiful and the Company), the office space which is subject to the Bbeautiful Lease as set forth in the Bbeautiful Transfer Agreement;

(iv) all rights, remedies and privileges associated with, resulting from, arising out of, relating to, or caused by or in connection with the Sage Engagement Letter; and

(v) all recoveries received by any of the Transferred Companies resulting from the Calmar Litigation, as set forth in the Calmar Litigation Agreement.

“Excluded Liabilities” means the following Liabilities of the Transferred Companies:

(i) any royalties required to be paid by the Transferred Companies to Rexam pursuant to the Rexam License Agreement with respect to sales occurring prior to Closing, as set forth in the Rexam Pre-Closing Refunds Agreement;

(ii) any Liabilities associated with, resulting from, arising out of, relating to, or caused by or in connection with any Excluded Asset;

(iii) all Liabilities of the Transferred Companies relating to individuals who are former employees, consultants or directors, including Thomas Wilcox;

(iv) any Liabilities of the Transferred Companies resulting from any breach or default by the Transferred Companies prior to the Closing under any contract to which a Transferred Company is a party, including the Existing Related Party Lease;

(v) all Liabilities associated with, resulting from, arising out of, relating to, or caused by or in connection with the Sage Engagement Letter; and

(vi) all trade or other payables written off in accordance with GAAP prior to the Closing, which the Transferred Companies are nevertheless required to pay after the Closing.

“Excluded Asset/Liability Agreements” means the Rexam Pre-Closing Refunds Agreement, the Calmar Litigation Agreement, the Bbeautiful Transfer Agreement, the Termination of IAS Agreement, the Assignment and Assumption of the Engagement Letter Agreement and the Apollo Litigation Agreement.

“Existing Related Party Lease” means that certain Commercial Lease dated January 1, 2010 between Landlord and the Company for the Related Party Real Property.

“Facility” means the newly constructed U.S.-based manufacturing facility to be built to supply products under the Limited Agreement.

“FCPA” means the U.S. Foreign Corrupt Practices Act.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Government Official” means any officer or employee of a national or local government or any department, agency, or instrumentality thereof, or of a public international organization, or any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency, commission, official, body, division, department, board, bureau or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory administration or authority or quasi-governmental authority, or any arbitrator, court or tribunal of competent jurisdiction.

“Guaranty” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon the Indebtedness, obligation or other Liability of any other Person (other than by endorsements of instruments in the ordinary course of collection), or guaranties of the payment of dividends or other distributions upon the shares of any other Person.

“Hazardous Materials” means: (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under or for which liability or standards of conduct may be imposed by Environmental Laws, and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, odors, noise, mold and microbial agents, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Filing” means any filing with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act.

“IAS” means International Accounting Services, Inc., a California corporation wholly owned by Roger Abadjian.

“Indebtedness” means, with respect to any Person as of any date of determination, without duplication, and to the extent not part of the working capital adjustments or the Transaction Expenses: (i) all obligations of such Person for borrowed money or in respect of loans or advances, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all obligations in respect of letters of credit and bankers’ acceptances issued for the account of such Person, (iv) all obligations arising from cash/book overdrafts, (v) all obligations arising from deferred compensation arrangements, (vi) all obligations of such Person secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by such Person, (vii) all Guaranties of such Person in connection with any of the foregoing, (viii) all capital lease obligations, (ix) all deferred rent, (x) all indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables incurred in the Ordinary Course of Business which are included in the Net Working Capital calculation), (xi) all obligations under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (xii) all net obligations (determined on the basis of actual, not notional, obligations) with respect to interest rate protection agreements, interest rate swap agreements, foreign currency exchange agreements, or other interest or exchange rate hedging agreements or arrangements, (xiii) all trade or other payables that are not included in the Net Working Capital calculation and have not been written off in accordance with GAAP by the Transferred Companies prior to the Closing, (xiv) the maximum amount owed under any factoring or similar agreements or arrangements, (xv) all amounts accrued in relation to payments required in connection with the involuntary termination without cause prior to Closing of any employee in the People’s Republic of China, except for accruals of such amounts that are included in the Net Working Capital calculation, (xvi) any pension, retirement or termination obligation, liability or indemnity, whether statutory or pursuant to any benefit plan, accrued, or which should be accrued under GAAP, through the Closing Date with respect to any current or former employee of the Transferred Companies governed by the Laws of any jurisdiction other than the United States, except for accruals of such amounts that are included in the Net Working Capital calculation, (xvii) the amount of all deposits made by customers to the Transferred Companies and (xviii) all fees, accrued and unpaid interest, premiums or penalties related to any of the foregoing.

“Intellectual Property Rights” means all: (i) inventions (whether or not patentable or reduced to practice), invention disclosures, patents and patent applications together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof; (ii) trademarks, service marks, trade dress, trade names, brands, slogans, logos, designs, Internet domain names, corporate names and all other indicia of origin (and all translations, adaptations, derivations and combinations of the foregoing), together with all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing; (iii) copyrights and other works of authorship, moral rights, and all applications, registrations, and renewals in connection therewith, and all licenses to use, copy, modify, distribute, perform, assign, sublicense or display any of the foregoing; (iv) computer software, including source code, object code, systems, tools, firmware, data, databases and documentation therefor, and all licenses to use, copy, modify, distribute, assign or sublicense any of the foregoing); (v) trade secrets and other Confidential Information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable or reduced to practice), know-how, processes, methods and techniques, research and development information, industry analyses, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting data, business and marketing plans and proposals, and customer and supplier lists and related information); (vi) rights of privacy and publicity, including rights to the use of names, likenesses, images, voices, signatures and biographical information of real persons; (vii) rights to sue and collect for current and past infringements with respect to any of the foregoing; (viii) all other intellectual property and proprietary rights; and (ix) copies and tangible embodiments of any of the foregoing, in whatever form or medium.

“Investment” as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest (including limited liability company interests, partnership interests and joint venture interests) of any other Person and (ii) any capital contribution by such Person to any other Person.

“knowledge” or “known” means, (i) with respect to a Person (other than the Transferred Companies), the actual knowledge of such Person after reasonable investigation, and (ii) with respect to the Transferred Companies (or any of them), the actual knowledge of Helga Arminak, Armin Arminak, Roger Abadjian, Ada Peng and Winnie Chang, after reasonable investigation, in each case as of the date of determination.

“Landlord” means collectively 1350 Mountain View Circle I, LLC, a California limited liability company, and 1350 Mountain View Circle II, LLC, a California limited liability company.

“Law” means any federal, state, local or foreign statute, law, common law, ordinance, regulation, rule, code, order, injunction, judgment, determination, directive, ruling, decree, requirement or rule of law, or any other provision, decision or requirement having the force and effect of law.

“Leased Real Property” means all land, buildings, structures, improvements, fixtures or other real property as to which a Transferred Company holds a leasehold or subleasehold estate, license, or other real property interest or right to use or occupy.

“Legal Opinion” means that certain legal opinion of special counsel to Arminak & Associates Inc., Finestone & Richter, dated February 8, 2012 and addressed to Arminak & Associates Inc. and which can be relied upon by Parent.

“Liability” means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, and regardless of when asserted).

“Limited Agreement” means that certain Component Sourcing Agreement, dated October 28, 2008, by and between beautyAvenues, LLC (f/k/a beautyAvenues, Inc.) and Arminak & Associates, Inc., as amended by Amendment No. 1, dated October 28, 2011, and as amended by Amendment No. 2, dated October 28, 2011.

“Limited Agreement Expenditures” means any amounts paid by Helga Arminak prior to the Closing for any property or equipment required by the Company in order for the Company to perform its obligations under the Limited Agreement.

“LLC Members” means Seller and Newco.

“LOI” means that certain Letter of Intent dated October 18, 2011 among Rieke, Arminak & Associates, Inc. and the Shareholders.

“Material Adverse Effect” means (i) a materially adverse effect upon the business, results of operations, financial condition, value, operating results, employee or customer relations or assets of the Transferred Companies, taken as a whole, (ii) a materially adverse effect upon the ability of Seller Group Members to consummate the transactions contemplated by this Agreement, or (iii) the loss, resignation or indictment of Helga Arminak, Armin Arminak, Roger Abadjian, Ada Peng and Winnie Chang; provided, however, that “Material Adverse Effect” shall not be deemed to include any adverse effect on Seller Group Members or the Transferred Companies resulting from: (A) any changes, conditions or effects in the United States or foreign economies or financial markets or currency markets, in general, (B) any change in the general economic conditions relating to the industries in which the Transferred Companies operate, (C) the effect of any changes in applicable Laws or accounting rules, including GAAP, (D) the commencement, continuation, escalation of a war, civil unrest, material armed hostilities or other material international or national calamity or act of piracy or terrorism, or (E) changes or fluctuations in exchange rates, except, in each of the foregoing cases of (A) through (E), inclusive, to the extent such event, change, circumstance or effect disproportionately impacts the Transferred Companies taken as a whole relative to other companies in the industries in which any the Transferred Companies operate.

“Membership Interests” mean the membership interests of the Company.

“Net Working Capital” means, as of any date of determination, the aggregate dollar value of the Transferred Companies’ current assets on a consolidated basis less current liabilities on a consolidated basis, all of the foregoing being determined in accordance with GAAP and, to the extent consistent with GAAP, past practices; provided, however, for purposes of the Net Working Capital adjustment under Section 2.4, current assets and current liabilities shall not include any items or amounts that constitute current or deferred Tax assets or liabilities, Excluded Assets, Excluded Liabilities, Transaction Expenses or any items of Indebtedness. A proper illustration of the calculation of Net Working Capital (and the items included therein) is posted to the Dataroom at Index #7.6.

“New Related Party Lease” means that certain Standard Industrial/Commercial Single-Tenant Lease — Net dated as of the date hereof between Landlord and the Company for the Related Party Real Property.

“Ningbo Rep Office” means Arminak & Associates Inc. Ningbo Rep Office.

“OFAC” means the U.S. Office of Foreign Assets Control.

“Oldco” means Arminak & Associates Inc., a California corporation, prior to its conversion into a limited liability company consistent with clause (ii) of the definition of “Restructuring”.

“Ordinary Course of Business” means the ordinary course of business, consistent with past custom and practice (including with respect to nature, quantity and frequency).

“Operating Agreement” means that certain amended and restated limited liability company operating agreement for the Company in the form attached hereto as Exhibit B.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, security and surveillance systems, telecommunications, computer, wiring and cable installations, utility installations, water distribution systems, and landscaping, together with all easements, rights of way and other rights or privileges and interests appurtenant thereto (including air, oil, gas, mineral and water rights), owned in fee (or the foreign equivalent thereof, including any land use right owned by any of the Transferred Companies in China) by any of the Transferred Companies.

“Parent” means TriMas Corporation, a Delaware corporation.

“Parent Guaranty” means that certain guarantee agreement dated as of the date hereof made by Parent in favor of Seller Group Members pursuant to which Parent unconditionally guarantees the funding by the Company of the costs required to construct the Facility, the payment by Buyer of the purchase price payable in connection with the exercise of the put and call rights referred to in Section 9.1 of this Agreement, and the timely payment by the Company of all tax distributions required to be made by the Company under the Operating Agreement.

“Pay-Off Documents” means those lender payoff letters with respect to all Indebtedness of the Transferred Companies outstanding immediately prior to the Closing signed by the applicable lender(s), as well as UCC-3 termination statements (all of which are to be delivered at Closing).

“Permits” means all permits, licenses, franchises, approvals, authorizations, accreditations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Encumbrances” means (i) Encumbrances for Taxes that are not yet due and payable and as to which adequate reserves have been established on the Transferred Companies’ financial statements in accordance with GAAP, (ii) mechanics’, carriers’, workers’, statutory landlord’s, repairers’ and similar non-consensual Encumbrances arising by operation of Law and relating to obligations which are incurred in the Ordinary Course of Business and which are not yet due and payable and which would not, individually or in the aggregate, have a material effect on the value, occupancy, ownership, lease or use of the Real Property or on the Transferred Companies’ business as currently conducted, (iii) existing Encumbrances in the nature of zoning restrictions, easements, ordinances, covenants, rights or restrictions currently of record on the uses of or affecting the Real Property which do not individually or in the aggregate materially impair or have a material effect on the value, occupancy, ownership, lease or use of the Real

Property in the Transferred Companies’ business, and (iv) all matters of record which are recorded against the ownership and other interests of (A) the Landlord in the real property which is the subject of the New Related Party Lease and (B) the other landlords or lessors with respect to all other Leased Real Property.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or Governmental Authority.

“Put/Call Period” means the period beginning on January 1, 2014 and ending on March 31, 2016.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Related Agreements” means the Employment Agreements, the Escrow Agreement, the New Related Party Lease, the Operating Agreement, the Bbeautiful Lease, the Parent Guaranty and the Excluded Asset/Liability Agreements.

“Related Party Real Property” means the Real Property located at 1350 Mountain View Circle, Azusa, California.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing (including the discarding or abandonment of barrels, containers or other closed receptacles) or migration into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Relevant Group” means any affiliated, combined consolidated, unitary or other group for Tax purposes, including an Affiliated Group.

“Restructuring” means the following steps which have been completed prior to the date hereof: (i) the transfer of the ownership interests in the Company from the Shareholders to Seller, together with Seller’s protective S corporation election and its qualified subchapter S subsidiary election for the Company; (ii) the conversion of the Company from a California corporation to a California limited liability company; (iii) the conversion of the Company from a California limited liability company to a Delaware limited liability company; (iv) the contribution by the Shareholders of certain amounts in cash to Newco in exchange for all of the membership interests of Newco (on a pro rata basis); and (v) the contribution by Newco of certain amounts in cash to the Company in exchange for one percent (1%) of the Membership Interests.

“Rexam Pre-Closing Refunds Agreement” means that certain Rexam Pre-Closing Refunds Assignment and Assumption Agreement dated February 10, 2012 by and between the Company and Seller.

“Rieke” means Rieke Corporation, an Indiana corporation.

“Sage Engagement Letter” means that certain engagement letter dated as of March 10, 2010 between the Company, Helga Arminak, Sage Partners Securities, LLC and Sage.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and all rules and regulations promulgated thereunder, or any similar federal Law then in force.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the membership, partnership or other similar equity ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director, managing member or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” or “Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, business, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, escheat, windfall profits, customs, duties and other taxes, fees, assessments or charges of any kind whatsoever imposed by any Governmental Authority, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination of IAS Agreement” means that Termination of Accounts Receivable and Accounts Payable Management Agreement dated as of the date hereof between IAS and the Company.

“Transaction Expenses” means all expenses incurred and unpaid by the Transferred Companies in connection with the preparation, execution and consummation of this Agreement and the Closing, including all brokerage commissions, fees, expenses and disbursements of Sage (including such fees and expenses in connection with any sale by the LLC Members of all or a portion of their remaining 30% Membership Interests), all transaction-related bonuses or accelerated benefits payable to, or Liabilities to any officer, director, employee, shareholder, member, unitholder, service provider, consultant or Affiliate of the Transferred Companies (including those arising, vesting (whether fully or partially), or conferring any right of immediate or future value as a result of the consummation of the transactions contemplated hereby (whether or not such Liability is immediately due and payable upon consummation of the transactions contemplated hereby) including any retention payments, change of control payments, severance payments, sale bonus payments, and similar payments), and all fees and disbursements of attorneys, accountants, and other advisors and service providers payable by the Transferred Companies.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulations section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

“WARN Act” means the Worker Adjustment Retraining and Notification Act, 29 U.S.C. § 2101 et seq. and any similar Law, including but not limited to any state law or foreign law equivalents of the WARN Act.

1.2	Additional Definitions.

Term	Section
“Agreement”	Preamble
“Arminak Retirement Plan”	Section 5.18(g)
“Base Balance Sheet”	Section 5.5(a)(iii)
“Business”	Recitals
“Business Assets”	Section 5.11(a)
“Buyer”	Preamble
“Buyer Party” or “Buyer Parties”	Section 10.2(a)
“Buyer’s Statement”	Section 9.9(b)(ii)
“California Individual Gross-Up Factor”	Section 9.12(b)(i)
“California S Corporation Gross-Up Factor”	Section 9.12 (b) (iii)
“Cap”	Section 9.12(e)
“CFC”	Section 5.20(g)
“Closing”	Section 2.2
“Closing Balance Sheet”	Section 2.4(d)
“Closing Date”	Section 2.2
“Closing Net Working Capital”	Section 2.4(a)
“Company”	Preamble
“Company Intellectual Property”	Section 5.13(a)
“Company’s Statement”	Section 9.9(b)(ii)
“Company Transaction”	Section 5.3(c)
“Customer and Supplier List”	Section 5.25
“Direct Claim”	Section 10.4(c)
“Dispute”	Section 9.12(d)
“Dispute Fees”	Section 9.12(d)
“Double Tax”	Section 9.12(i)
“Effective Time”	Section 2.2
“Electronic Delivery”	Section 11.8
“Employee Matters List”	Section 5.17(a)

“Enterprise Value”	Section 9.9(b)(ii)
“Estimated Purchase Price”	Section 2.4(b)
“Estimated Purchase Price Certificate”	Section 2.3(a)(xiii)
“Fair Market Balance Sheet”	Section 9.9(b)(ii)
“Final Purchase Price”	Section 2.4(g)
“Finalization Date”	Section 2.4(h)
“Foreign Benefit Plan”	Section 5.18(a)
“Fundamental Representations”	Section 10.1(a)
“Governmental Approvals”	Section 2.3(a)(xx)
“Gross Fair Market Value”	Section 9.9(b)(ii)
“Gross-Up Factor”	Section 9.12(b)(iv)
“Gross-Down Factor”	Section 9.12(b)(ii)
“INA”	Section 5.17(c)
“Indemnitee”	Section 10.4(a)
“Indemnitor”	Section 10.4(a)
“Initial Representative”	Section 9.11
“Initial Tax Returns”	Section 9.9(b)(i)
“Interim Financial Statements”	Section 5.5(c)
“IRCA”	Section 5.17(c)
“Leased Car”	Section 9.16
“Leases”	Section 5.26(a)
“Litigation Matters List”	Section 5.14
“Losses”	Section 10.2(a)
“Material Contracts List”	Section 5.12
“Member Representative”	Section 9.11
“Membership Interests”	Recitals
“Multiemployer Plan”	Section 5.18(b)
“Notice of Disagreement”	Section 2.4(e)
“Ordinary Income Assets”	Section 9.12(b)(vi)
“Plan”	Section 5.18(a)
“Pre-Closing Tax Period”	Section 9.9(a)
“Proceeding”	Section 9.9(f)(i)
“Providing Party”	Section 9.12 (c)
“Purchase Price”	Section 2.4(a)
“Purchase Price Calculation”	Section 2.4(a)
“Restrictive Covenants”	Section 9.2(d)
“Restricted Period”	Section 9.2(a)
“Restricted Territories”	Section 9.2(a)
“Sage”	Section 5.21
“SDN List”	Section 5.27(d)
“Seller”	Preamble
“Seller Party” or “Seller Parties”	Section 10.2(b)
“Seller’s Signing Certificate”	Section 2.3(a)
“Seller’s Statement”	Section 9.9(b)(ii)
“Shareholder”	Recitals
“Shenzhen Rep Office”	Recitals

“State Department”	Section 5.27(d)
“Statutory Representations”	Section 10.1(b)
“Straddle Period”	Section 9.9(c)
“Straddle Tax Returns”	Section 9.9(c)
“Tax Matters List”	Section 5.20(a)
“Tax Purchase Price”	Section 9.9(b)(ii)
“Tax Rate Differential”	Section 9.12(b)(v)
“Tax Savings Amount”	Section 9.12(g)
“Target Net Working Capital”	Section 2.4(a)
“Third-Party Approvals”	Section 2.3(a)(xix)
“Third Party Claim”	Section 10.4(a)
“Transferred Companies”	Recitals
“Transferred Membership Interests”	Recitals
“U.S. Plan”	Section 5.18(a)
“Yuyao”	Recitals

ARTICLE 2

PURCHASE AND SALE OF THE TRANSFERRED MEMBERSHIP INTERESTS

2.1	Basic Transaction.

On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall purchase from Seller, and Seller shall sell, convey, assign, transfer and deliver to Buyer, all of the Transferred Membership Interests, free and clear of all Encumbrances.

2.2	Closing.

The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Honigman Miller Schwartz and Cohn LLP, in Detroit, Michigan, on the date hereof (the “Closing Date”) with effect as of 11:59 p.m. Eastern Time on the Closing Date (the “Effective Time”). The Closing may be conducted by electronic exchange of counterpart signature pages with original signed counterpart signature pages to follow.

2.3	Closing Deliveries.

(a) At the Closing, Member Representative shall deliver or cause to be delivered to Buyer the following:

(i) the certificates representing the Transferred Membership Interests, duly endorsed in blank or accompanied by duly executed assignments separate from certificate;

(ii) the Employment Agreements executed by the applicable Shareholder;

(iii) the New Related Party Lease executed by the Landlord;

(iv) the Operating Agreement executed by Seller, Newco and the Company;

(v) the Escrow Agreement executed by Member Representative;

(vi) the Bbeautiful Lease fully executed by Bbeautiful and the Landlord;

(vii) the Termination of IAS Agreement fully executed by IAS and the Company;

(viii) the Assignment and Assumption of the Engagement Letter Agreement executed by Seller and the Company, and acknowledged and consented to by Sage;

(ix) executed resignations, effective as of the Closing, of the directors, managers and officers of the Transferred Companies;

(x) the Pay-Off Documents executed by the applicable lender(s);

(xi) the Encumbrance Releases executed by the applicable holders of the Encumbrances covered by such Encumbrance Releases;

(xii) an affidavit, executed by Seller under penalties of perjury, dated as of the Closing Date and in form and substance required under Treasury Regulations §1.1445-2(b), that Seller is not a foreign person, so that Buyer is exempt from withholding any portion of the Purchase Price thereunder;

(xiii) a certificate dated as of the date hereof setting forth (a) the agreed estimate of the Closing Net Working Capital, (b) the Indebtedness unpaid and outstanding as of the Closing, and (c) the Transaction Expenses unpaid and outstanding as of the Closing (the “Estimated Purchase Price Certificate”) executed by Member Representative;

(xiv) copies of the resolutions of Seller, Newco and the Company certified as of the date hereof authorizing the execution, delivery and performance of this Agreement and the Related Agreements to which Seller, Newco and/or the Company is a party, and the consummation of the transactions contemplated hereby and thereby;

(xv) true correct and complete copies of the articles of incorporation or organization (or comparable document) of each Transferred Company, and the by-laws or operating agreement (or comparable document) of each Transferred Company, in each case, which are in full force and effect on the date hereof, without further modification or amendment;

(xvi) certificates of good standing for the Company from the Delaware Secretary of State and the California Secretary of State, in each case dated as of a recent date prior to or on the Signing Date;

(xvii) the original minute books, including all stock or membership interest transfer ledgers, of the Transferred Companies;

(xviii) the Apollo Litigation Agreement executed by Helga Arminak, Seller and the Company;

(xix) all of the third-party consents and approvals referred to on Schedule 2.3(a)(xix) (collectively, the “Third-Party Approvals”);

(xx) all of the governmental and regulatory consents, approvals, licenses and authorizations referred to on Schedule 2.3(a)(xx) (collectively, the “Governmental Approvals”); and

(xxi) a copy of the Project Closure & Feedback form executed by Member Representative which has been delivered to Merrill Corporation prior to the Closing instructing Merrill Corporation to close the Dataroom and to deliver to Buyer, via overnight delivery, one or more CD or DVD archival sets containing the contents of the Dataroom as of the closure of the Dataroom.

(b) At the Closing, Buyer shall deliver or cause to be delivered to Member Representative (excluding the amount identified in Section 2.3(b)(ii), which amount will be paid by Buyer directly to the Escrow Agent) the following:

(i) an amount equal to the Estimated Purchase Price minus the Escrow Amount, by wire transfer of immediately available funds to an account designated by Member Representative (on behalf of Seller), which account has been designated at least two (2) Business Days prior to the Closing Date;

(ii) the Escrow Amount, which shall be available on a non-exclusive basis to satisfy amounts owing to Buyer Parties pursuant to Section 10.2(a) below, to the Escrow Agent for deposit into an escrow account established pursuant to the terms of the Escrow Agreement;

(iii) the Operating Agreement executed by Buyer;

(iv) the Escrow Agreement executed by Buyer and Escrow Agent;

(v) the Estimated Purchase Price Certificate executed by Buyer;

(vi) the Parent Guaranty executed by Parent;

(vii) the Apollo Litigation Agreement executed by Buyer;

(viii) the Employment Agreements executed by Lynn Brooks on behalf of the Company and effective immediately following the Closing;

(ix) the New Related Party Lease executed by Josh Sherbin on behalf of the Company and effective immediately following the Closing;

(x) a copy of the resolutions of Buyer certified as of the date hereof authorizing the execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby; and

(xi) a good standing certificate for Buyer from the Delaware Secretary of State, dated as of a recent date prior to or on the date hereof.

2.4	Purchase Price.

(a) The aggregate consideration to be paid for the Transferred Membership Interests (the “Purchase Price”) shall be an amount equal to Fifty-Nine Million Two Hundred Thousand Dollars ($59,200,000.00), minus (i) any Indebtedness of the Transferred Companies unpaid and outstanding as of the Closing, minus (ii) any Transaction Expenses (other than Transaction Expenses related to the Put/Call Period or of Finestone & Richter incurred prior to the Closing in connection with the Legal Opinion) unpaid and outstanding as of the Closing, minus (iii) the amount (if any) by which the Net Working Capital of the Transferred Companies as of the Closing as shown on the Closing Balance Sheet (as defined in Section 2.4(d) below and as prepared in accordance with the provisions thereof) (the “Closing Net Working Capital”) is less than the target net working capital amount of $10,200,000 (the “Target Net Working Capital”), calculated in accordance with the methodology posted to the Dataroom at Index #7.6, plus (iv) the amount (if any) by which the Closing Net Working Capital is greater than the Target Net Working Capital, plus (v) (A) any Limited Agreement Expenditures and (B) any fees or expenses of Finestone & Richter incurred prior to the Closing in connection with the Legal Opinion, in each case, but only if and to the extent that Member Representative has delivered a certified list of such Limited Agreement Expenditures or such legal fees and expenses of Finestone & Richter, together with applicable invoices showing the cost of such Limited Agreement Expenditures and such legal fees and expenses, at least two (2) days prior to the Closing Date.

(b) At the Closing, Buyer shall pay to Seller in the manner described in Section 2.3(b)(i) above, an amount (the “Estimated Purchase Price”) equal to (i) Fifty-Nine Million Two Hundred Thousand Dollars ($59,200,000.00) plus or minus (ii) the amounts referenced in Section 2.4(a)(i)-(v) above, as estimated and set forth in the Estimated Purchase Price Certificate, minus (iii) the Escrow Amount.

(c) At the Closing, Buyer shall pay (i) any outstanding Indebtedness of the Transferred Companies as of the Closing, and (ii) any Transaction Expenses unpaid and outstanding at the Closing (other than Transaction Expenses related to the Put/Call Period).

(d) Within ninety (90) days following the Closing Date, Buyer shall prepare and deliver to Member Representative a balance sheet of the Transferred Companies (the “Closing Balance Sheet”), setting forth the Closing Net Working Capital, the Indebtedness of the Transferred Companies outstanding at the Closing, and the Transaction Expenses unpaid and outstanding as of the Closing (other than Transaction Expenses related to the Put/Call Period) and a certificate setting forth the resulting Purchase Price calculated with reference to such amounts (together with the Closing Balance Sheet, the “Purchase Price Calculation”). For the

avoidance of doubt, the parties agree that the Purchase Price Calculation shall not double count or double deduct all or any portion of any item that is included in the computation of either the Purchase Price itself or the components thereof that constitute the Net Working Capital. The Seller Group Members shall cooperate as reasonably requested by Buyer in connection with Buyer’s preparation of the Purchase Price Calculation. Notwithstanding anything else in this Agreement to the contrary, (i) to the extent that the Closing Balance Sheet corrects an error or an inconsistency, or noncompliance with an accounting procedure that was used in the calculation of the Target Net Working Capital, then either the Closing Net Working Capital or Target Net Working Capital shall be reduced or increased as a result of such error, inconsistency or noncompliance, as appropriate, to reflect such error, inconsistency or noncompliance, and (ii) if the same item would be reflected differently on the Closing Balance Sheet than in the calculations of the Target Net Working Capital posted to the Dataroom at Index #7.6, the parties will equitably adjust the calculation of either the Closing Net Working Capital or Target Net Working Capital so as to result in consistent treatment.

(e) During the thirty (30) day period immediately following Seller’s receipt of the Purchase Price Calculation, Seller shall be permitted to review the Transferred Companies’ books and records and the Transferred Companies’ working papers related to the preparation of the Purchase Price Calculation and determination of the Purchase Price. The Purchase Price Calculation shall become final and binding upon the parties thirty (30) days following Seller’s receipt thereof unless Seller gives written notice of its disagreement (a “Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted. If a timely Notice of Disagreement is received by Buyer, then the Purchase Price Calculation (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earliest of (x) the date the parties resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (y) the date all matters in dispute are finally resolved in writing by the Accounting Firm.

(f) During the thirty (30) days following delivery of a Notice of Disagreement, the parties shall seek in good faith to resolve in writing any differences which they have with respect to the matters specified in the Notice of Disagreement. Following delivery of a Notice of Disagreement, Buyer and its agents and representatives shall be permitted to review Seller’s and its representatives’ working papers relating to the Notice of Disagreement. At the end of the thirty (30)-day period referred to above, the parties shall submit to the Accounting Firm for review and resolution of all matters (but only such matters specified in the Notice of Disagreement) that remain in dispute. The Accounting Firm shall make a final determination of the Closing Net Working Capital, the Indebtedness of the Transferred Companies outstanding at the Closing, the Transaction Expenses unpaid and outstanding as of the Closing (other than Transaction Expenses related to the Put/Call Period), and the resulting Purchase Price calculated with reference to such amount to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement and on Exhibit C attached hereto. The parties will cooperate with the Accounting Firm during the term of its engagement. The Purchase Price Calculation and the determination of the Closing Net Working Capital, the Indebtedness of the Transferred Companies outstanding at the Closing, the Transaction Expenses unpaid and outstanding as of the Closing (other than Transaction Expenses related to the Put/Call Period), and the resulting Purchase Price calculated with reference thereto shall become final and binding on the parties on the date the Accounting Firm delivers its final resolution in writing to the parties.

(g) Promptly after the delivery of the Purchase Price Calculation and the determination of the Closing Net Working Capital, the Indebtedness of the Transferred Companies outstanding at the Closing, the Transaction Expenses unpaid and outstanding as of the Closing (other than Transaction Expenses related to the Put/Call Period), and the resulting Purchase Price calculated with reference to such amounts become final and binding on the parties under Section 2.4(f) above, the Estimated Purchase Price shall be recalculated by giving effect to the final and binding Closing Net Working Capital, the Indebtedness of the Transferred Companies outstanding at the Closing, and the Transaction Expenses unpaid and outstanding as of the Closing (other than Transaction Expenses related to the Put/Call Period) (as recalculated, the “Final Purchase Price”).

(h) Should the Estimated Purchase Price exceed the Final Purchase Price, then Buyer shall be entitled to receive, and within three (3) Business Days after the Purchase Price Calculation becomes final and binding on the parties (the “Finalization Date”), the parties shall cause the Escrow Agent to distribute to Buyer, such excess (up to the amount of the Escrow Amount) and Seller shall pay any remaining amount due in cash to Buyer. Should the Final Purchase Price exceed the Estimated Purchase Price, Buyer shall pay such excess in cash to Seller within three (3) Business Days of the Finalization Date.

ARTICLE 3

INTENTIONALLY BLANK

ARTICLE 4

INTENTIONALLY BLANK

ARTICLE 5

REPRESENTATIONS AND WARRANTIES CONCERNING

THE TRANSFERRED COMPANIES

As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, each Seller Group Member and the Company hereby jointly and severally represent and warrant to Buyer that:

5.1	Capacity, Organization and Corporate Power.

The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and is qualified to do business in every material jurisdiction in which its ownership of property or conduct of business requires it to qualify. The Company possesses all requisite limited liability company power and authority necessary to lease, own and operate its properties, to carry on its businesses as now conducted and to carry out the transactions contemplated by this Agreement. Each of the Transferred Companies other than the Company is duly organized or registered, validly existing and in good standing under the Laws of the jurisdiction of its formation or registration and is qualified to do business in every material jurisdiction in which its lease or ownership of property or conduct of business requires it to qualify. Each of the Transferred Companies other than the Company possess all requisite power and authority necessary to lease, own and operate its properties, to carry on its businesses as now conducted and to carry out the transactions contemplated by this Agreement. The copies of each Transferred Company’s certificate of organization, by-laws, certificate of formation, limited liability agreement, memorandum of association or other governing documents, as the case may be, which are posted to the Dataroom as of the date hereof reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete. The minute books (containing the records of meetings of the interest holders, shareholders, directors, managers and members or other governing body), the unit, stock or share capital certificate books and the unit, stock or share capital record books of the Transferred Companies) are correct and complete in all material respects. No Transferred Company is in default under or in violation of any provision of its governing documents. Schedule 5.1 sets forth a list all of the officers, directors, managers or managing members, as applicable, of each of the Transferred Companies.

5.2	Capital Stock and Related Matters; Title to Membership Interests.

The entire authorized and issued membership interests of the Company is as set forth on Schedule 5.2. Seller and Newco are the record owners of, and have good and marketable title to, such outstanding Membership Interests as set forth on Schedule 5.2 opposite their name, free and clear of all Encumbrances. All of the issued and outstanding Membership Interests are owned beneficially and of record by Seller and Newco. Schedule 5.2 sets forth for each of the other Transferred Companies, the jurisdiction of incorporation, formation or registration, and the entire authorized, issued and outstanding amounts of capital stock, units, share capital or other ownership interests of each such Transferred Company. The Company or the other applicable Person listed on Schedule 5.2, as applicable, is the record and beneficial owner of, and has good and marketable title to, all of the capital stock, units, share capital and/or other ownership interests of each such Transferred Company, free and clear of all Encumbrances as set forth on Schedule 5.2. All of the issued and outstanding membership interests, units, interests, share capital or equivalent interests of each of the Transferred Companies’ have been duly authorized, are validly issued, fully paid, and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights or rights of first refusal. At the Closing, Seller shall deliver to Buyer good and marketable title to the Transferred Membership Interests, free and clear of all Encumbrances. Except as set forth on Schedule 5.2, none of the Transferred Companies has outstanding any stock, membership interests, units, interests, share capital or equivalent interests or securities convertible or exchangeable for any of its membership interests, units, interests, share capital or equivalent interests, as applicable, or containing any profit participation features, nor any rights or options to subscribe for or to purchase its capital stock, membership interests, units, interests, share capital or equivalent interests, as applicable, or any stock or securities convertible into or exchangeable for its capital stock, membership interests, units, interests, share capital or equivalent interests, as applicable, or any stock or unit appreciation rights or phantom stock plan. Except as set forth in the Operating Agreement, none of the Transferred Companies is subject to any option or obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its membership interests, units, interests, share capital or equivalent interests, as applicable, or any warrants, options or other rights to acquire its membership interests, units, interests, share capital or equivalent interests, as applicable. None of the Transferred Companies has violated any federal or state or foreign securities Laws or company law in connection with the offer, sale or issuance of its membership interests, units, interests, share capital or equivalent interests. Except as set forth on Schedule 5.2, there are no agreements with Seller, the other Persons signatory hereto or any of the Transferred Companies with respect to the voting or transfer of the any of the Transferred Companies’ membership interests, units, interests, share capital or equivalent interests, as applicable.

5.3	Authorization; Noncontravention.

(a) The execution, delivery and performance by the Company of this Agreement and all of the Related Agreements to which the Company is a party have been duly authorized by the Company, and no other corporate act or other proceeding on the part of the Company or its board of managers is necessary to authorize the execution, delivery or performance by the Company of this Agreement or the Related Agreements and the consummation of the transactions contemplated hereby or thereby.

(b) The execution, delivery and performance of all of the agreements and instruments contemplated hereby to which each of the Transferred Companies other than the Company are a party have been duly authorized by such Transferred Company, and no other act or other proceeding on the part of such Transferred Company, its directors, officers, shareholders, unitholders members or its board of managers or other governing body, as applicable, is necessary to authorize the execution, delivery or performance of this Agreement or the Related Agreements and the consummation of the transactions contemplated hereby or thereby.

(c) This Agreement and each of the Related Agreements to which the any Transferred Company is a party, has been duly executed and delivered by such Transferred Company and constitutes a valid and binding obligation of such Transferred Company, enforceable in accordance with its terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of Law governing specific performance, injunctive relief or other equitable remedies. Except as set forth on Schedule 5.3(c), the execution and delivery by any Transferred Company of this Agreement and all of the Related Agreements to which such Transferred Company is or will be a party and the fulfillment of and compliance with the respective terms hereof and thereof by such Transferred Company do not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Encumbrance upon the any Transferred Company’s capital stock, units or other securities or assets pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any Governmental Authority pursuant to any of the Transferred Companies’ respective charter documents, by-laws, memorandum of association, limited liability agreement or other constituent documents, as the case may be, or any Law to which the Transferred Companies, or any license, permit, order, judgment or decree to which the Transferred Companies is subject. No Transferred Company is a party to or bound by any written or oral agreement or understanding with respect to any proposal or offer from or agreement with any Person relating to any purchase of any assets or capital stock, interests or units of any Transferred Company (other than this Agreement or the purchase and sale of inventory and capital equipment in the Ordinary Course of Business) (a “Company Transaction”), and each such Person has terminated all discussions with third parties (other than with Buyer and its Affiliates) regarding Company Transactions.

(d) Schedule 5.3(d) lists all the third party consents that are necessary (i) for the consummation of the transactions contemplated hereby or (ii) to prevent a breach of or default under, or a termination, modification or acceleration of, any instrument, contract, lease, license or other agreement required to be disclosed on Schedule 5.3(c), the Material Contracts List or Schedule 6.3.

(e) Schedule 5.3(e) lists all governmental and regulatory consents, approvals, licenses and authorizations (i) that are necessary for the consummation of the transactions contemplated hereby or (ii) that are required to be disclosed on Schedule 5.3(c) or Schedule 6.3.

5.4	Subsidiaries.

(a) The Company has settled all debts and liabilities of the Ningbo Rep Office and has duly completed all the procedures in connection with the liquidation and deregistration of the Ningbo Rep Office.

(b) Each of the Company’s direct and indirect Subsidiaries (including Yuyao) are listed on Schedule 5.4.

(c) Except for the Transferred Companies or as set forth on Schedule 5.4, none of the Transferred Companies nor Seller Group Members has any Subsidiary or Affiliates which own any assets, properties, rights, titles or interests of any kind or nature, including by contract or otherwise, that are used in the business of the Transferred Companies.

(d) Except as set forth on Schedule 5.4, there is no other Person (including all suppliers and customers of the Transferred Companies and any Subsidiaries or Affiliates of the Transferred Companies):

(i) in which the Transferred Companies currently own, or in the past have owned, any ownership interest (including shares of stock, membership interests, other interests in the equity of such Person), including options, warrants or other contractual right to acquire any such ownership interest;

(ii) as to which the officers or employees of the Transferred Companies are officers, employees, or members of the governing boards;

(iii) as to which any of the Transferred Companies has an obligation to absorb expected losses, or has the right to receive anticipated residual returns; or

(iv) as to which the Company has provided subordinated financial support in the form of subordinated loans or guaranties.

(e) Except as set forth on Schedule 5.4, none of the Transferred Companies is a party to or bound by any written or oral contract, agreement, instrument or commitment relating to ownership of or Investments in any business or enterprise (other than other Transferred Companies), including any Investment in a joint venture, minority equity Investment or similar arrangement.

5.5	Financial Statements.

(a) Attached hereto as Schedule 5.5 are the following financial statements (the “Financial Statements”):

(i) the unaudited consolidated balance sheet of the Transferred Companies as of December 31, 2009 reviewed by Cacciamatta Accountancy Corporation, and the related consolidated statements of income (or the equivalent) for the fiscal year then ended;

(ii) the unaudited consolidated balance sheet of the Transferred Companies as of December 31, 2010, and the related consolidated statements of income (or the equivalent) for the fiscal year then ended; and

(iii) the unaudited consolidated balance sheet of the Transferred Companies as of September 30, 2011 (the “Base Balance Sheet”) and the related consolidated statements of income (or the equivalent) for the twelve-month period then ended.

(b) Each of the Financial Statements (including in all cases the notes thereto, if any) is accurate and complete in all material respects, is consistent with the books and records of the Transferred Companies, fairly presents the financial condition and operating results of the Transferred Companies and has been prepared in accordance with GAAP consistently applied throughout the periods covered thereby, subject in the case of the Base Balance Sheet and related financial statements to (x) the absence of footnote disclosures and (y) changes resulting from year-end adjustments.

(c) The Company has delivered to Buyer copies of the interim internal financial information of the Transferred Companies for the months of October, November and December of 2011 (the “Interim Internal Monthly Financial Information”). The Interim Internal Monthly Financial Information has been prepared consistent with prior practice.

5.6	Accounts Receivable.

All accounts and notes receivable reflected on the Base Balance Sheet and all accounts and notes receivable to be reflected on the Closing Balance Sheet (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP) are or shall be valid receivables arising in the Ordinary Course of Business. No Person has any Encumbrance on such receivables or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such receivables. Except as set forth on Schedule 5.6, to the Transferred Companies’ knowledge, there is no pending contest or dispute with respect to the amount or validity of any amount of any such account receivables.

5.7	Inventory.

Except as set forth on Schedule 5.7, all of the Transferred Companies’ inventory consists of a quantity and quality usable and salable in the Ordinary Course of Business, is not obsolete, defective or damaged and is being actively marketed in the Ordinary Course of Business, subject only to the reserves for inventory write-down set forth on the face of the Base Balance Sheet and the Closing Balance Sheet (rather than the notes thereto) and as determined in accordance with GAAP.

5.8	Absence of Undisclosed Liabilities.

Except as set forth on Schedule 5.8, none of the Transferred Companies has or will have any Liability arising out of any transaction entered at or prior to the date hereof, or any action or inaction at or prior to the date hereof, or any state of facts existing at or prior to the date hereof, other than (a) Liabilities disclosed on the Base Balance Sheet, (b) Liabilities which have arisen after the date of the Base Balance Sheet in the Ordinary Course of Business of the Transferred Companies (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of Law or lawsuit), (c) Liabilities that arise out of this Agreement and the Related Agreements or the transactions contemplated hereby or thereby, (d) Liabilities that are under any contract, lease, license or agreement to which any Transferred Company is a party (but not Liabilities for any breach of any such contract, lease, license or agreement occurring on or prior to the Closing Date), and (e) Liabilities that are not required by GAAP to be reflected on the Financial Statements because they are not material to the Transferred Companies.

5.9	No Material Adverse Effect.

Since the date of the Base Balance Sheet, there has occurred no fact, event or circumstance which has had or would reasonably be expected to have a Material Adverse Effect.

5.10	Absence of Certain Developments.

Except as set forth on Schedule 5.10 and except as required to effect the Restructuring or as otherwise explicitly provided in or required under this Agreement or the Related Agreements, since the date of the Base Balance Sheet, none of the Transferred Companies has:

(a) issued any notes, bonds or other debt securities or any membership interests, units, capital stock or other equity securities or any membership interests, units, securities or rights convertible, exchangeable or exercisable into any membership interests, units, capital stock or other equity securities;

(b) incurred any Indebtedness, except current Liabilities incurred in the Ordinary Course of Business;

(c) discharged or satisfied any material Encumbrance or paid any material Liability, other than current Liabilities paid in the Ordinary Course of Business;

(d) declared, set aside or made any payment or distribution of cash (including so called “tax distributions”) or other property to any of its unitholders, stockholders or other securityholders with respect to such stockholder’s, unitholder’s or securityholder’s membership interests, units, capital stock or otherwise, or purchased, redeemed or otherwise acquired any shares or interests of its respective membership interests, units, capital stock or other equity securities (including any warrants, options or other rights to acquire its capital stock or other equity);

(e) mortgaged or pledged any of its properties or assets or subjected them to any Encumbrance, except for Permitted Encumbrances;

(f) failed to maintain inventory and supplies at customary and adequate operating levels consistent with past practice;

(g) failed to maintain its assets, including the Real Property, in good operating condition and repair in accordance with past practices (normal wear and tear excepted) or failed to replace in accordance with past practice any inoperable, worn out, damaged or obsolete assets with modern assets of at least comparable quality;

(h) sold, assigned, transferred, leased, subleased, licensed or otherwise encumbered any of its tangible assets, except in the Ordinary Course of Business, or canceled any material debts or claims;

(i) demolished or removed any existing material improvements, or erected new material improvements on the Real Property or any portion thereof;

(j) sold, assigned, transferred, leased, licensed, sublicensed or otherwise encumbered any Intellectual Property Rights, disclosed any material Confidential Information to any Person (other than to Buyer and its Affiliates and other than in the Ordinary Course of Business in circumstances in which it has imposed reasonable confidentiality restrictions), or abandoned, permitted to lapse, knowingly failed to maintain in full force and effect or protect, or taken (or knowingly failed to take) any other action that impairs or is reasonably like to impair the value of, any Company Intellectual Property;

(k) made or granted any bonus or any wage or salary increase to any employee or group of employees (except as required by pre-existing contracts identified and described on the Material Contracts List), or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement or entered into, amended or terminated any collective bargaining agreement or other employment agreement;

(l) directly or indirectly engaged in any transaction, arrangement or contract with any officer, director, stockholder, unitholder, manager, member or other insider or Affiliate of any of the Transferred Companies, other than the payment of compensation in the Ordinary Course of Business;

(m) implemented any facility closing or other layoff of employees that could implicate the WARN Act;

(n) suffered any extraordinary losses or waived any rights of material value (whether or not in the Ordinary Course of Business) in excess of $50,000 in the aggregate;

(o) failed to make capital expenditures in a manner consistent with past practice,

(p) made capital expenditures or commitments therefor that amount in the aggregate to more than $50,000;

(q) delayed or postponed the payment of Taxes, principal or interest on borrowed funds, customary expenses, or any accounts payable or commissions or any other Liability of the Transferred Companies, or agreed or negotiated with any party to extend the payment date of any accounts payable or commissions or any other Liability or accelerated the collection of (or discounted) any accounts or notes receivable;

(r) took or knowingly failed to take any action that has or would reasonably be expected to have the effect of accelerating sales to customers or revenues to pre-Closing periods that would otherwise be expected to take place or be reported in post-Closing periods;

(s) made any loans or advances to, guaranties for the benefit of, or any Investments in, any Person (other than advances to the Transferred Companies’ employees in the Ordinary Course of Business and trade credit in the Ordinary Course of Business);

(t) made any charitable contributions or pledges in excess of $20,000;

(u) failed to maintain insurance reasonably comparable to that in effect on the date of the Base Balance Sheet;

(v) suffered any damage, destruction or casualty loss exceeding in the aggregate $50,000, whether or not covered by insurance;

(w) made any change in any method of accounting or accounting policies or ceased to maintain adequate levels of inventory or made any write down in the value of its inventory that is material or that is other than in the Ordinary Course of Business or reversed any accruals (whether or not in the Ordinary Course of Business or consistent with past practice);

(x) made any Investment in any Affiliate or taken any steps to incorporate any Subsidiary;

(y) amended its articles of incorporation, by-laws, limited liability company agreement, certificate of formation, memorandum of association or other organizational documents;

(z) failed to maintain its books, accounts and records in accordance with past custom and practice as used in the preparation of the Base Balance Sheet and the financial statements described in Section 5.5;

(aa) entered into any agreement or arrangement prohibiting or restricting it from freely engaging in any business or otherwise restricting the conduct of its business anywhere in the world;

(bb) entered into, amended or terminated any contract other than contracts with customers and suppliers in the Ordinary Course of Business, entered into any other material transaction, or materially changed any business practice; or

(cc) agreed, whether orally or in writing, to do any of the foregoing.

5.11	Assets; Services; Indebtedness.

(a) Except as set forth on Schedule 5.11, each of the Transferred Companies has good, marketable title to, or a valid and enforceable leasehold interest in, or license to use, all properties and assets used by it, located on its premises or shown on the Base Balance Sheet or acquired after the date thereof (collectively, the “Business Assets”), free and clear of all Encumbrances (other than properties and assets disposed of for fair consideration in the Ordinary Course of Business since the date of the Base Balance Sheet and except for Encumbrances disclosed on the Base Balance Sheet (including any notes thereto) and Permitted Encumbrances). Each of the Transferred Companies has, and will have immediately following the Closing, a valid leasehold interest in or has the valid and enforceable right to use all assets, properties (including the Real Property), rights (including contractual rights), titles or interests, tangible or intangible, necessary for the conduct of its business as presently conducted. Except as set forth on Schedule 5.11, to the knowledge of the Transferred Companies, all of the Transferred Companies’ buildings (including all components and systems (including, without limitation, mechanical, electrical, plumbing and HVAC systems) of such buildings, structures and other improvements), equipment, machinery, fixtures, improvements and other tangible assets (whether owned or leased) are, in all material respects, in good condition and repair (ordinary wear and tear excepted) and are, in all material respects, fit for use in the Ordinary Course of Business of the Transferred Companies as presently conducted, and there are no material defects in such components, systems or structures that would reasonably be expected to materially impair the conduct of the business by Buyer immediately following Closing. All such assets have been installed and maintained in all material respects in accordance with all applicable Laws. Except as set forth on Schedule 5.11, no Seller Group Members nor any of their respective Affiliates (other than the Transferred Companies) owns, utilizes or has any interest in any assets of, or performs any material services for, or on behalf of, or provides any material group purchasing benefits to, or with respect to, any of the Transferred Companies.

(b) Schedule 5.11(b) sets forth a list of all Indebtedness of the Transferred Companies as of the date hereof.

5.12	Contracts and Commitments.

(a) Except as set forth on Section (a) of the list of Material Contracts posted to the Dataroom at Index #7.1 (the “Material Contracts List”), none of the Transferred Companies is a party to or bound by any written or oral:

(i) pension, profit sharing, stock or unit option (or equivalent), employee stock or unit purchase (or equivalent), bonus or other plan or arrangement providing for deferred or other compensation to employees, former employees or consultants, or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any labor organization, union or similar employee representative, or severance agreements, programs, policies or arrangements;

(ii) contract for the employment and/or secondment of any officer, individual employee or other Person on a full time, part time, consulting or other basis or relating to loans to officers, directors, managers, members or Affiliates (other than advances to the Transferred Companies’ employees in the Ordinary Course of Business);

(iii) contract under which any of the Transferred Companies has advanced or loaned any other Person amounts in the aggregate exceeding $20,000 or contract under which any Person would be deemed to have Indebtedness to the Transferred Companies in amounts in the aggregate exceeding $20,000 (other than trade credit in the Ordinary Course of Business);

(iv) agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing an Encumbrance on any material asset or material group of assets of any of the Transferred Companies;

(v) Guaranty, performance bond or similar agreement;

(vi) lease or agreement under which any of the Transferred Companies is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of personal property under which the aggregate annual rental payments do not exceed $50,000;

(vii) lease or agreement under which any of the Transferred Companies is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by the Transferred Companies;

(viii) contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration in the aggregate in excess of $50,000, other than purchase and sales orders incurred in the Ordinary Course of Business;

(ix) assignment, license, royalty, sale, encumbrance, indemnification, or other agreement relating to any Intellectual Property Rights or other intangible property or other agreement affecting the Transferred Companies’ ability to use or disclose any Intellectual Property Rights (including without limitation concurrent use agreements, settlement agreements and consent to use agreements);

(x) warranty agreement with respect to its services rendered or its products sold or leased;

(xi) agreement under which it has granted any Person any registration rights (including demand or piggyback registration rights);

(xii) sales, distribution, supply or franchise agreement;

(xiii) agreement with a term of more than six (6) months which is not terminable by the Transferred Companies upon less than thirty (30) days’ notice without penalty and involves a consideration in excess of $50,000 annually;

(xiv) contract regarding voting, transfer or other arrangements related to any of the Transferred Companies’ capital stock, units, membership interests or equivalent securities, as applicable, or warrants, options or other rights to acquire any of the Transferred Companies’ capital stock, units, membership interests or equivalent securities, as applicable;

(xv) contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world;

(xvi) settlement, conciliation or similar agreement with any Governmental Authority pursuant to which any of the Transferred Companies is obligated to pay consideration after the date of this Agreement;

(xvii) power of attorney executed on behalf of any Transferred Company; or

(xviii) any other agreement which involves consideration in excess of $50,000 annually.

(b) Except as set forth on Section (b) of the Material Contracts List, all of the contracts, leases, agreements and instruments set forth or required to be set forth on Section (a) of the Material Contracts List (the “Material Contracts”) are valid, binding and enforceable in accordance with their respective terms (except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of Law governing specific performance, injunctive relief or other equitable remedies) and shall be in full force and effect without penalty in accordance with their terms upon consummation of the transactions contemplated hereby. Except as set forth on Section (b) of the Material Contracts List, (i) each of the Transferred Companies has performed in all material respects all obligations required to be performed by it and is not in default under or in breach of nor in receipt of any claim of default or breach under any Material Contract to which such Transferred Company is a party; (ii) no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by any of the Transferred Companies under any Material Contract to which such Transferred Company is a party; (iii) no Transferred Company has knowledge of any breach or anticipated breach by another party to any Material Contract and (iv) the execution and delivery by each Seller Group Member and each Transferred Company of this Agreement and all of the Related Agreements to which such Person is or will be a party and the fulfillment of and compliance with the respective terms hereof and thereof by such Seller Group Member or Transferred Company do not and shall not (A) conflict with or result in a breach by any of the Transferred Companies of the terms, conditions or provisions of, (B) constitute a default by any of the Transferred Companies under (whether with or without the passage of time, the giving of notice or both), (C) result in the creation of any Encumbrance upon the Transferred Companies’ capital stock, units or other securities or assets pursuant to, (D) give any third party the right to modify, terminate or accelerate any obligation under, (E) result in a violation by any of the Transferred Companies of, or (F) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party pursuant to any Material Contract set forth on Section (a) of the Material Contracts List.

(c) Each of the Material Contracts (including an accurate description of each of the oral arrangements, contracts and agreements) which are referred to on Section (a) of the Material Contracts List, together with all amendments, waivers or other changes thereto, are posted to the Dataroom as of the date hereof.

5.13	Intellectual Property Rights.

(a) Schedule 5.13(a) contains a complete and accurate list of all (i) registered or patented Intellectual Property Rights owned by any of the Transferred Companies, including any registrations recorded with the U.S. Customs & Border Protection and any resulting enforcement actions and any U.S. International Trade Commission patent exclusion orders which have been issued, (ii) pending applications for registrations and patent applications of Intellectual Property Rights filed by or on behalf of any of the Transferred Companies or owned by any of the Transferred Companies, including any applications with the U.S. Customs & Border Protection, (iii) material unregistered Intellectual Property Rights owned by or subject to the right to be owned by any of the Transferred Companies, or used in or necessary for the operation of the businesses of the Transferred Companies as presently conducted or as proposed to be conducted, and (iv) all agreements to which any of the Transferred Companies is a party, either as licensor or licensee, with respect to any Intellectual Property Rights, or in which any of the Transferred Companies has the right to use any Intellectual Property Rights. The Transferred Companies own and possess the exclusive right, title and interest in and to, or have the right to use pursuant to a valid and enforceable written license (each of which is listed on Schedule 5.13(a)), all Intellectual Property Rights used in or necessary for the operation of the businesses of the Transferred Companies as presently conducted (the “Company Intellectual Property”), free and clear of all Encumbrances and except as set forth on Schedule 5.13(a), no officer, director, manager, member, stockholder, unitholder, employee or Affiliate of the Transferred Companies holds any Intellectual Property Rights that are used in or necessary for the operation of the businesses of the Transferred Companies as presently conducted. Since January 1, 2009, there has been no loss or expiration of any Intellectual Property Right owned by or licensed to the Transferred Companies which has had or would reasonably be expected to have a Material Adverse Effect, and regarding the remaining Intellectual Property Rights owned by or licensed to the Transferred Companies, to the Transferred Companies’ knowledge, no loss or expiration of any such Intellectual Property Right is threatened or pending.

(b) Except as set forth on Schedule 5.13(b), (i) there have been no claims made against any of the Transferred Companies or, to the Transferred Companies’ knowledge, there have been no claims made against any officer, director, manager, member, stockholder, unitholder, employee or Affiliate of the Transferred Companies, in either case, asserting the invalidity, registerability, patentability, use, ownership, misuse or unenforceability of any of the Company Intellectual Property and, to Transferred Companies’ knowledge none is threatened and to the Transferred Companies’ knowledge there is no factual basis for such a claim, (ii) none of the Transferred Companies or any Seller Group Member has received any notice of any infringement or misappropriation by, or conflict with, any third party with respect to any Company Intellectual Property (including any demand or request that the Transferred Companies license any rights from a third party), (iii) the conduct of the Transferred Companies’ businesses has not infringed, misappropriated or conflicted with and does not infringe, misappropriate or conflict with any Intellectual Property Rights of other Persons and (iv) to the Transferred Companies’ knowledge, no Person is infringing, misappropriating, or otherwise conflicting with the Company Intellectual Property. The transactions contemplated by this Agreement will not have a Material Adverse Effect on the Transferred Companies’ right, title or interest in and to the Intellectual Property Rights listed on Schedule 5.13(a) or the Company Intellectual Property. The Intellectual Property Rights listed on Schedule 5.13(a) and the Company Intellectual Property shall be owned or available for use by the Transferred Companies immediately after the Closing on identical terms and conditions to those under which the Transferred Companies owned or used such Intellectual Property Rights and Company Intellectual Property immediately prior to the Closing.

(c) Except as disclosed on Schedule 5.13(c), none of the computer software, computer firmware, computer hardware (whether general or special purpose) or other similar or related computer systems or software that are used or relied on by the Transferred Companies in the conduct of their business has experienced material failures, breakdowns or continued substandard performance in the past twelve (12) months that has caused substantial disruption or interruption in the Transferred Companies’ use thereof.

(d) Except as disclosed on Schedule 5.13(d), the Transferred Companies own and possess all right, title and interest in and to, or have the sole and exclusive right to use pursuant to a valid and enforceable written license (which is listed on Schedule 5.13(d)), all Intellectual Property Rights in the brand names used in the operation of the businesses of the Transferred Companies as presently conducted, including any brand names containing the words “Arminak”, “A&A”, or “ ”, “Arminak & Associates” or “Crystal Shine”, or “ ”. Except as set forth on Schedule 5.13(d), each Person (including current or former employees, consultants, and independent contractors) that contributed to the creation, development, or enhancement of the Company Intellectual Property has entered into one or more valid and enforceable written agreements with the Transferred Companies that includes a present assignment of all Intellectual Property Rights to the Transferred Companies that were created, developed, or enhanced by such Person on behalf of the Transferred Companies, during such Person’s employment or engagement with any of the Transferred Companies. Except as set forth on Schedule 5.13(d), each of the Transferred Companies has taken reasonable security measures to protect the secrecy, confidentiality, and value of its trade secrets and has used reasonable measures to prevent employees and others who have knowledge of or access to information relating to such trade secrets from improperly divulging or misusing such information.

5.14	Litigation.

Except as set forth on the list of litigation matters posted to the Dataroom at Index #7.5 (the “Litigation Matters List”), there are no actions, charges, complaints, suits, proceedings (including any arbitrations and mediations), injunctions, grievances, orders, investigations, audits, inquiries, condemnations, expropriations (or other suits in eminent domain) or claims pending or, to the Transferred Companies’ knowledge, threatened against or affecting the Transferred Companies, the Real Property, the Company Intellectual Property or to the Transferred Companies’ knowledge, pending or threatened against or affecting any of the Transferred Companies with respect to their business activities, or pending or threatened by the Transferred Companies against any Person, at law or in equity, or before or by any Governmental Authority (including any actions, suits, proceedings, charges, complaints, mediations, audits, inquiries or investigations with respect to the transactions contemplated by this Agreement). Except as set forth on the Litigation Matters List, in the last six (6) years there have been no actions, charges, complaints, suits, proceedings (including any arbitrations and mediations), orders or inquiries against or affecting the Transferred Companies as respecting the Company Intellectual Property. Except as set forth on the Litigation Matters List, the Transferred Companies have submitted each of the matters set forth on the Litigation Matters List to its insurance company. None of the Transferred Companies is subject to any material judgment, order or decree of any Governmental Authority. There are no actions, charges, complaints, suits, proceedings (including any arbitrations and mediations), grievances, orders, investigations, audits, inquiries, condemnations, expropriations (or other suits in eminent domain) or claims pending or, to the Transferred Companies’ knowledge, threatened against or affecting any Seller Group Member in which it is sought to restrain or prohibit, or to obtain damages or other relief in connection with, the transactions contemplated hereby.

5.15	Compliance with Laws.

(a) Except as set forth on Schedule 5.15, each of the Transferred Companies has, in all material respects, complied and is, in all material respects, in compliance with all applicable Laws of Governmental Authorities relating to the operation of its business and the maintenance and operation of its properties and assets. No written notices have been received by and no claims have been served upon any of the Transferred Companies alleging a material violation of any such Laws.

(b) Each of the Transferred Companies holds and is, in all material respects, in compliance with all material certificates of occupancy, Permits, bonds and other authorizations required for the conduct of its business and the lease or ownership of its properties, and Schedule 5.15(b) sets forth a list of all of such material certificates, Permits, bonds and other authorizations. No written notices have been received by any of the Transferred Companies alleging the failure to hold any of the foregoing. All of such material Permits, bonds and other authorizations will be available for use by the Transferred Companies immediately after the Closing.

5.16	Environmental Matters.

(a) Except as set forth on Schedule 5.16, each of the Transferred Companies has, in all material respects, complied with and is, in all material respects, in compliance with all Environmental Laws.

(b) Without limiting the generality of the foregoing, each of the Transferred Companies has obtained and complied with, and is in compliance with, in each case in all material respects, all Environmental Permits that are required for the occupation of its facilities and the operation of the Business; and a list of all such Environmental Permits is set forth on the attached Schedule 5.16(b).

(c) Except as set forth on Schedule 5.16, no Seller Group Member nor any Transferred Company has received any oral or written Environmental Claim, Environmental Notice, or information regarding any actual or alleged violation of Environmental Laws or any Liabilities relating to it, its predecessors or its current or former facilities and operations arising under Environmental Laws.

(d) Except as set forth on Schedule 5.16, to the Transferred Companies’ knowledge, none of the Transferred Companies nor any of their respective predecessors have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or exposed any Person to any Hazardous Material or owned, occupied or operated any facility or property that is contaminated by any Hazardous Material, in each case above, as has given or could give rise to any material Liabilities (including any Liability for response costs, corrective action costs, personal injury, natural resource damages, property damage or any investigative, corrective or remedial obligations) pursuant to CERCLA or any other Environmental Law.

(e) The Seller Group Members and the Transferred Companies have furnished to Buyer all environmental audits, reports and other material environmental documents relating to the Transferred Companies, their respective predecessors, and any of their current or former facilities and operations, which are in their possession or control.

(f) To the Transferred Companies’ knowledge, the Transferred Companies have not expressly or by operation of Law assumed or undertaken any material Liability, including without limitation any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.

5.17	Employees.

(a) Section (a) of the list of employment matters posted to the Dataroom at Index #7.2 (the “Employee Matters List”) correctly sets forth the name, job title, years of service, nationality (in case of expatriates) and current annual salary or hourly wage (as applicable) of each of the Transferred Companies’ employees (including seconded employees) and for any employees who, as of the date hereof are absent from active employment, including, but not limited to, leave of absence or disability, identifies the nature of such leave and the date on which each such employee is currently anticipated to return to active duty. Except as set forth on Section (a) of the Employee Matters List: (i) none of the Transferred Companies is party to or bound by any collective bargaining agreement or other contract or relationship with any labor organization, union, works council, trade association, or other employee representative; (ii) the Transferred Companies have complied and are in compliance in all material respects with all Laws relating to the employment of labor (including provisions thereof relating to wages, hours, vacation, human rights, employment standards, occupational health and safety, workers’ compensation, hazardous materials, workplace safety and insurance, equal employment opportunity, collective bargaining, immigration, the classification of employees and independent contractors, and the payment of social security and housing fund, employment insurance, trade union fees, female employee protection, family planning, work-related injuries, termination and severance payments, statutory deductions and withholdings, and other Taxes); (iii) there are no pending or, to the Transferred Companies’ knowledge, threatened labor arbitration, labor litigation, investigations imposed by any applicable labor authority, strikes, work stoppages, walkouts, or other material labor disputes against or affecting any Transferred Company, and to the knowledge of the Transferred Companies, no such disputes against any Transferred Company have occurred in the past three (3) years; (iv) to the Transferred Companies’ knowledge, there are no pending or threatened union organization or decertification activities, and no such activities have occurred in the past five (5) years; (v) none of the Transferred Companies has committed any unfair labor practice, nor, within the past three (3) years, has any Transferred Company been the subject of any unfair labor practice charge or complaint; (vi) none of the Transferred Companies nor, to the Transferred Companies’ knowledge, any of their respective employees, contractors or agents, are subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present business activities of the Transferred Companies, except for agreements between the Transferred Companies and their present and former employees, contractors and agents entered into in the Ordinary Course of Business; (vii) there are no written personnel policies, rules or procedures applicable to employees of the Transferred Companies; and (viii) there are no agreements or contracts with labor service agencies relating to any employees seconded to the Transferred Companies.

(b) With respect to the transactions contemplated by this Agreement, any notice required under any Law or collective bargaining agreement has been or prior to Closing will be given, and all bargaining obligations with any employee representative have been or prior to Closing will be satisfied. Within the past two (2) years, none of the Transferred Companies has implemented any layoff of employees that could implicate the WARN Act. Section (b) of the Employee Matters List lists, by date and location, all persons whose employment was terminated by each Transferred Company during the ninety (90)-day period prior to the date hereof.

(c) The Company has, to the extent it is required to do so, properly utilized Form I-9 to verify the identity and work authorization status of each of its employees in compliance with the Immigration and Nationality Act, as amended (“INA”), the Immigration Reform and Control Act of 1986, as amended (“IRCA”), and related promulgating regulations. To the Transferred Companies’ knowledge, all of the employees of the Company are authorized to work in the United States. Each Transferred Company that operates in China has, to the extent it is required to do so, properly complied with all applicable laws and regulations on residence and work of non-PRC citizens (including residents in Hong Kong, Macau, and Taiwan) and has applied for work permits for them. To the knowledge of the Transferred Companies, all of the employees of each Transferred Company that operates in China are authorized to work in China.

(d) There are no special bonuses or other similar compensation payable to any employee of the Transferred Companies in connection with the transactions contemplated hereby.

5.18	Employee Benefit Plans.

(a) Schedule 5.18 sets forth an accurate and complete list, by country, of each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other employee benefit plan, program, agreement or arrangement providing benefits to current or former employees or non-employee service providers to a Transferred Company or their spouses or dependents (including any bonus, deferred compensation, retirement, severance, sick leave, employee insurance, work-related injury policy, female employee protection, employee stock plan, employee health or other welfare benefit plan or other arrangement, whether written or oral, involving direct or indirect benefits, other than salary, as compensation for services rendered), maintained, sponsored, or contributed to by any of the Transferred Companies, or with respect to which any of the Transferred Companies has any material Liability or potential material Liability. Each such item listed on Schedule 5.18 is referred to herein as a “Plan,” each Plan that is subject to and governed by the Laws of the United States is a “U.S. Plan” and each Plan that is governed by the Laws of any jurisdiction other than the United States is a “Foreign Benefit Plan.”

(b) None of the Transferred Companies have any obligation to contribute to or otherwise have any Liability, including current or potential withdrawal liability under ERISA, with respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA) (each such plan a “Multiemployer Plan”).

(c) None of the Transferred Companies maintains, contributes to or has any Liability or potential Liability with respect to any employee benefit plan that is a “defined benefit plan” (as defined in Section 3(35) of ERISA) that is subject to Title IV of ERISA, whether or not terminated. No Transferred Company has any Liability or potential Liability with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) solely by reason of being treated as a single employer under Section 414 of the Code with any trade, business or entity other than the Transferred Companies. No U.S. Plan is a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). There is no lien pursuant to Sections 303(k) or 4068 of ERISA or Section 430(k) of the Code on any of the assets or property of any Transferred Company. No cash or bond amount is payable by any Transferred Company pursuant to Section 4062(e) of ERISA.

(d) Except as set forth on Schedule 5.18 under the heading “Profit Sharing Plans,” none of the Transferred Companies maintains, contributes to or has any Liability or potential Liability under (or with respect to) any employee benefit plan that is a “defined contribution plan” (as defined in Section 3(34) of ERISA), whether or not terminated.

(e) Except as set forth on Schedule 5.18, none of the Transferred Companies maintains, sponsors, contributes to, has any obligation to contribute to, or has any Liability or potential Liability under or with respect to a Plan or any other employee benefit plan, program or arrangement that provides for post-retirement medical, life insurance or other welfare-type benefits (other than group health plan continuation coverage required by COBRA).

(f) For purposes of this Section 5.18 (other than Section 5.18(c)), the term “Transferred Companies” includes all entities treated as a single employer with any of the Transferred Companies pursuant to Section 414 of the Code.

(g) With respect to the U.S. Plans, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing shall have been made or properly accrued on the Base Balance Sheet. None of the Plans has any material unfunded Liabilities which are not reflected on the Base Balance Sheet. Notwithstanding the preceding two sentences of this Section 5.18(g), all required contributions to and allocations under the Arminak & Associates Retirement Plan and its associated trust (the “Arminak Retirement Plan”) for the 2011 plan year (including, but not limited to, any top-heavy contributions and any contributions required for the Arminak Retirement Plan to comply with applicable Code nondiscrimination requirements) have been made.

(h) Except as set forth on Schedule 5.18, the U.S. Plans and all related trusts, insurance contracts and funds have been maintained, funded and administered in compliance in all material respects with their terms, the terms of any applicable collective bargaining agreement and with the applicable provisions of ERISA, the Code and other applicable Laws. None of the Transferred Companies nor, to the Transferred Companies’ knowledge, any trustee or administrator of any U.S. Plan have engaged in any transaction with respect to the Plans which would subject any of the Transferred Companies or any trustee or administrator of the Plans, or any party dealing with any such Plan, nor do the transactions contemplated by this Agreement constitute transactions which would subject any such party, to either a civil penalty assessed pursuant to Section 502(i) of ERISA or the tax or penalty on prohibited transactions imposed by Section 4975 of the Code.

(i) No actions, suits or claims with respect to the assets of the Plans (other than routine claims for benefits) are pending or, to the Transferred Companies’ knowledge, threatened which could result in or subject any of the Transferred Companies to any material Liability and, to the knowledge of the Transferred Companies, there are no facts existing as of the date of this Agreement which would give rise to or be expected to give rise to any such actions, suits or claims.

(j) Each U.S. Plan that is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter from the Internal Revenue Service that such U.S. Plan is qualified under Section 401(a) of the Code, and, to the Transferred Companies’ knowledge, there are no facts existing as of the date of this Agreement which would adversely affect the qualified status of such U.S. Plan.

(k) Copies of the most recent plan documents, summary plan descriptions, summary annual reports, the most recent determination letter received from the United States Internal Revenue Service, the most recent annual report (Form 5500, with all applicable attachments) or similar governmental filing with respect to any Foreign Benefit Plan, the most recent nondiscrimination testing results, and all related trust agreements, insurance contracts, and other funding and administrative arrangements that implement each Plan are posted to the Dataroom as of the date hereof.

(l) Except as set forth on Schedule 5.18, none of the Plans provide any separation, severance, termination or similar benefit or accelerate any vesting schedule or alter any benefit structure solely as a result of a change in control of ownership within the meaning of any such Plan or Section 280G of the Code or solely as a result of the transactions contemplated by this Agreement.

(m) All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) with respect to each U.S. Plan have been properly and timely filed or distributed to participants and other applicable individuals in accordance with the applicable requirements of ERISA and the Code.

(n) Each Foreign Benefit has been maintained, funded and administered in accordance with applicable Laws and the requirements of such Foreign Benefit Plan’s governing documents and any applicable collective bargaining agreements. No Foreign Benefit Plan has any unfunded or underfunded Liabilities.

(o) With respect to the U.S. Plans, the Transferred Companies have, for purposes of each such U.S. Plan, correctly classified individuals performing services for the Transferred Companies as common law employees, leased employees, independent contractors or agents.

5.19	Insurance.

Schedule 5.19 contains a description of each insurance policy maintained by the Transferred Companies with respect to their properties, assets and businesses setting forth the type of coverage, the annual premiums, deductibles and coverage amounts therefor and an indication whether such policy is on a “claims made” or “incurrence” basis, and each such policy is in full force and effect as of the Closing. None of the Transferred Companies is in default with respect to its obligations under any insurance policy maintained by it, and none of the Transferred Companies has been denied insurance coverage since January 1, 2009. Except as set forth on Schedule 5.19, none of the Transferred Companies has any self insurance or co insurance programs, and the reserves set forth on the Base Balance Sheet are adequate (and the reserves to be set forth on the Closing Balance Sheet will be adequate) to cover all anticipated Liabilities with respect to any such self-insurance or co-insurance programs.

5.20	Tax Matters.

(a) Except as set forth on the list of identified Tax Matters posted to the Dataroom at Index #7.3 as of the date hereof (the “Tax Matters List”), Seller and each of the Transferred Companies has timely filed all income and franchise Tax Returns, and all other material Tax Returns, required to be filed by it, each such Tax Return has been prepared in substantial compliance with all applicable Laws, and all such Tax Returns are true, accurate and complete in all material respects. All Taxes due and payable by Seller and each of the Transferred Companies (whether or not shown or required to be shown on any Tax Return) have been paid, and Seller and the Transferred Companies have withheld and paid over to the appropriate taxing authority all Taxes which they are required to withhold from amounts paid or owing to any employee, stockholder, unitholder, creditor, independent contractor or other third party. All material Taxes accrued but not yet due are accrued on the Base Balance Sheet and will be accrued on the Closing Balance Sheet.

(b) Except as set forth on the Tax Matters List:

(i) neither Seller nor any of the Transferred Companies has requested or been granted an extension of the time for filing any Tax Return which has not yet been filed;

(ii) neither Seller nor any of the Transferred Companies has consented to extend to a date later than the date hereof the time in which any Tax may be assessed or collected by any taxing authority;

(iii) each taxable period of the Transferred Companies ended on or before December 31, 2007 has been audited by the relevant taxing authority or the time for assessing or collecting income Tax with respect to each such taxable period has closed and such taxable period is not subject to review by any relevant taxing authority;

(iv) there is no action, dispute, audit or claim (or any notice of any of the foregoing) concerning any Tax liability of Seller or any of the Transferred Companies either pending, claimed or raised by any authority in writing;

(v) neither Seller nor any of the Transferred Companies has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any taxable period;

(vi) no claim has ever been made by a taxing authority in a jurisdiction where Seller or any of the Transferred Companies does not file Tax Returns claiming that Seller or any of the Transferred Companies which does not file Tax Returns in such jurisdiction is or may be subject to Taxes in or assessed by such jurisdiction;

(vii) there are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of Seller or any of the Transferred Companies; and

(viii) neither Seller nor any of the Transferred Companies is a party to or bound by any Tax allocation or Tax sharing agreement and has no current or potential contractual obligation to indemnify any other Person with respect to Taxes.

(c) Neither Seller nor any of the Transferred Companies has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code §280G. Neither Seller nor any of the Transferred Companies (i) has been a member of a Relevant Group (other than a Relevant Group the common parent of which is the Company) or (ii) has any Liability for the Taxes of any Person under Treasury Regulations §1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise.

(d) None of the Transferred Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of any income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date or (vi) election under Code §108(i). The Company will not be required to include in taxable income under Code §951 or Code §956 for any taxable period (or portion thereof) ending after the Closing Date any income arising from transactions or events occurring in a taxable period (or portion thereof) ending on or prior to the Closing Date. The Company will not be required to include in taxable income under Code §951 or Code §956 for any taxable period (or portion thereof) ending after the Closing Date any income attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date.

(e) Neither Seller nor any of the Transferred Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(f) None of the Transferred Companies is or has been a party to any “reportable transaction,” as defined in Code §6707A(c)(1) and Treasury Regulations §1.6011-4(b).

(g) Except as set forth on the Tax Matters List, none of the Transferred Companies (i) is a “controlled foreign corporation” as defined in Code §957 (a “CFC”), (ii) is a “passive foreign investment company” within the meaning of Code §1297, or (iii) has a permanent establishment (within the meaning of any applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized. Seller and each of the Transferred Companies has complied with all transfer pricing requirements imposed by any foreign, federal, provincial, state or local authority, including but not limited to the use of arms’ length charges in transactions with related parties, filing of returns, preparation of studies and reports and maintenance of records and other documentation supporting the arms’ length nature of amounts charged in transactions with related parties. No such authority has proposed, asserted or otherwise raised the possibility of a transfer pricing adjustment or failure to comply with any transfer pricing requirement, and no Seller Group Member nor any Transferred Company is aware of any basis for any such assertion or adjustment. Seller and each of the Transferred Companies has complied in all material respects with Code §267(a)(3) and Treasury Regulations §1.267(a)-3.

(h) The Company has not made an election pursuant to Treasury Regulations §301.7701-3(c) or taken any other action (and no predecessor has taken any action that would cause the Company), to be classified as a corporation for federal income tax (or, as applicable, any State or local income tax) purposes. Each of the Transferred Companies other than the Company is, and since inception has been, treated for U.S. federal income tax purposes as an entity disregarded from its owner pursuant to Treasury Regulations §301.7701-2. Seller is and, since its formation, has been an S corporation within the meaning of Section 1361(a)(1) of the Code. Prior to the Restructuring, Oldco had, since January 1, 2009, been an S corporation within the meaning of Section 1361(a)(1) of the Code. In the Restructuring, Oldco became a “qualified subchapter S subsidiary” of Seller within the meaning of Section 1361(b)(3)(B) of the Code. At no time since becoming an S corporation on January 1, 2009 was Oldco ever a C corporation within the meaning of Section 1361(a)(2) of the Code.

(i) None of the Transferred Companies has received any private letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority)

(j) None of the Transferred Companies’ intangible assets was nonamortizable immediately prior to the Closing Date by reason of the application of the “anti-churning” rules of Code §197(f)(9) to any transaction(s) (other than the transactions contemplated by this Agreement) that occurred at any time before the Closing Date. None of the Transferred Companies’ assets (i) is property required to be treated as owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) constitutes “tax-exempt use property” within the meaning of Code Section 168(h) or (iii) is “tax-exempt bond financed property” within the meaning of Code Section 168(g).

(k) Each contract, arrangement, or plan of the Company or any of its Subsidiaries that is a “nonqualified deferred compensation plan” (as defined for purposes of Code §409A(d)(1)) is in documentary and operational compliance with Code §409A and the applicable guidance issued thereunder in all material respects. Neither the Company nor any of its Subsidiaries has any indemnity obligation for any Taxes imposed under Code §§4999 or 409A.

5.21	Brokerage Fees and Transaction Bonuses.

Except for brokerage fees set forth on Schedule 5.21 (including the brokerage fees owed to The Sage Group and its affiliates, collectively “Sage”), there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by the Transferred Companies or any of their respective Subsidiaries.

5.22	Bank Accounts.

Schedule 5.22 attached hereto lists all of the Transferred Companies’ bank accounts (designating each authorized signatory and the level of each signatory’s authorization).

5.23	Names and Locations.

Except as set forth on Schedule 5.23, during the five (5)-year period prior to the date hereof, neither the Transferred Companies nor their respective predecessors has used any name or names under which it has invoiced account debtors, maintained records concerning its assets or otherwise conducted business. All of the tangible assets and properties of the Transferred Companies are located at the locations set forth on Schedule 5.23.

5.24	Affiliated Transactions.

Except as set forth on Schedule 5.24, no officer, director, manager, member, stockholder, unitholder or employee or Affiliate of the Transferred Companies (other than another Transferred Company), including the Seller Group Members or, to the Transferred Companies’ knowledge, any immediate family member of any of the foregoing Persons owns any beneficial interest or is a party to any agreement, contract, commitment or transaction with the any of the Transferred Companies or has any interest in any property used by any of the Transferred Companies (including any Intellectual Property Rights).

5.25	Customers and Suppliers.

Section (a) of the Customer and Supplier List posted to the Dataroom at Index #7.4 as of the date hereof (the “Customer and Supplier List”) sets forth a list of the customers (and their respective volume of sales) of the Transferred Companies that represent eighty percent (80%) of the gross revenue of the Transferred Companies (on a consolidated basis) (by volume of sales to such customers) and (b) a list of the suppliers (and their respective volume of purchases) of the Transferred Companies that represent eighty percent (80%) of the aggregate supplier purchases by the Transferred Companies (on a consolidated basis) (by volume of purchases from such suppliers), for the fiscal years ended December 31, 2009 and December 31, 2010 and the nine-month period ended September 30, 2011. Section (b) of the Customer and Supplier List identifies all customers who purchased in excess of $1 million of materials, products or services from the Transferred Companies during either 2010 or 2011, and who during the past 120 days (i) have stopped doing business with the Transferred Companies, or (ii) have provided written confirmation to the Transferred Companies that they have terminated the Transferred Companies as one of their suppliers. Section (b) of the Customer and Supplier List identifies all suppliers from whom the Transferred Companies have purchased in excess of $1 million of materials, products or services during either 2010 or 2011, and who during the past 120 days (i) have stopped doing business with the Transferred Companies, or (ii) have provided written confirmation to the Transferred Companies that they have terminated the Transferred Companies as one of their customers. Except as set forth on Section (b) of the Customer and Supplier List, to the Knowledge of any Transferred Company as of the date of this Agreement, none of the execution, delivery or performance of this Agreement and the Related Agreements will adversely affect the relationship of any Transferred Company with any Person set forth on the Customer and Supplier List.

5.26	Real Property.

(a) Except as set forth on Schedule 5.26, there is no Owned Real Property.

(b) Except as set forth on Schedule 5.26, none of the Transferred Companies nor any of their Affiliates (including the Seller Group Members) lease any real property used or occupied by, or necessary for the conduct of the business of the Transferred Companies. There are no amounts disputed by the Transferred Companies and not paid to the landlords of the properties listed on Schedule 5.26. Schedule 5.26 sets forth the names of the lessee, the full street and mailing address of any Leased Real Property, and a list of all the leases, subleases, amendments, extensions, renewals, guaranties, licenses, concessions and other agreements

(whether written or oral) (collectively, “Leases”) for each such Leased Real Property, and the Leases collectively constitute all written and oral agreements of any kind for the leasing, rental, use or occupancy of the Leased Real Property and are the result of bona fide arm’s length negotiations between the parties. A true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease is posted to the Dataroom as of the date hereof. Except as set forth on Schedule 5.26, with respect to each of the Leases:

(i) such Lease is legal, valid, binding, enforceable in accordance with its terms (except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of Law governing specific performance, injunctive relief or other equitable remedies) and in full force and effect;

(ii) the transactions contemplated by this Agreement do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iii) the Transferred Companies’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and there are no unresolved disputes with respect to such Lease;

(iv) none of the Transferred Companies nor any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, could reasonably be expected to constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease;

(v) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full;

(vi) the Transferred Companies do not owe any brokerage commissions or finder’s fee with respect to such Lease;

(vii) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Transferred Companies or the Seller Group Members;

(viii) no Transferred Company has assigned, transferred, sublet, or granted any person the right to use or occupy any Leased Real Property, and the Transferred Companies have not collaterally assigned or granted any other security interest in such Lease or any interest therein;

(ix) Landlord owns full and good title to the Related Party Real Property or has been duly authorized to lease such Related Party Real Property to the Transferred Companies;

(x) any Leases in China have been duly registered or filed with the appropriate Governmental Authority if so required by the governing Law; and

(xi) to the Transferred Companies’ knowledge, there are no Encumbrances on the estate or interest created by such Lease other than Permitted Encumbrances.

(c) Except as set forth on Schedule 5.26, with respect to the Related Party Real Property:

(i) the Seller Group Members or their Affiliates have good, marketable and insurable indefeasible fee simple title, free and clear of all Encumbrances, except Permitted Encumbrances;

(ii) no Person (other than the Company and Bbeautiful (dba Chrislie Formulations)) has been granted the right to use or occupy the Related Party Real Property;

(iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase or lease the Related Party Real Property or any portion thereof or interest therein;

(iv) to the Transferred Companies’ knowledge, the current use and occupancy of the Related Party Real Property and the operation of the Transferred Companies’ business as currently conducted thereon do not violate any material applicable zoning Law, easement, covenant, condition, restriction or similar provision in any instrument of record or other unrecorded agreement affecting the Related Party Real Property;

(v) none of the Seller Group Members nor any of their respective Affiliates has received any written notice of any pending or threatened condemnation proceedings in the nature of eminent domain in connection with the Related Party Real Property;

(vi) to the Transferred Companies’ knowledge, there are no agreements, orders, licenses, permits, conditions or other directives issued by a Governmental Authority which relate to the future use or require any change in the present use or operations of the Related Party Real Property; and

(vii) to the Company’s knowledge, all utilities currently servicing the Related Party Real Property are properly installed, connected and operating, with all outstanding charges paid in full, and are sufficient for the operation of the Business as currently conducted.

(d) The real property identified in Schedule 5.26 comprises all of the real property used in the Transferred Companies’ business; and none of the Transferred Companies is a party to any agreement or option to purchase, lease or license any real property or interest therein.

5.27	Compliance with Export and Import Laws.

(a) Each of the Transferred Companies is in compliance with all applicable Customs & International Trade Laws in all material respects, and at no time in the last three (3) years has any of the Transferred Companies committed any material violation of the Customs & International Trade Laws, and there are no material unresolved questions or claims concerning any Liability of the Transferred Companies with respect to any such Laws;

(b) Without limiting the foregoing, none of the Transferred Companies has received any written notice that such Transferred Company is subject to any civil or criminal investigation, audit, or any other inquiry involving or otherwise relating to any alleged or actual violation of the Customs & International Trade Laws;

(c) None of the Transferred Companies has received any written notice that any products or materials imported by any Transferred Company, or on behalf of the Transferred Companies, where such Transferred Company is the importer of record, is subject to or otherwise covered by an antidumping duty order or countervailing duty order that remains in effect or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation by agencies of the applicable Governmental Authority; and

(d) None of the Transferred Companies nor any officer or director of the Transferred Companies nor any agent acting on behalf of the Transferred Companies (i) has been or is designated on any list of any Governmental Authority, including OFAC’s Specially Designated Nationals and Blocked Persons List (“SDN List”), the Commerce Denied Persons List, the Commerce Entity List, and the U.S. Department of State (“State Department”) Debarred List, (ii) has participated in any transaction involving such designated person or entity, or any country that is subject to U.S. sanctions administered by OFAC, (iii) nor exported (including deemed exportation) or re-exported, directly or indirectly, any good, technology or services in violation of any applicable U.S. export control or economic sanctions Laws, regulations or orders administered by OFAC, Commerce or State Department, (iv) has participated in any export, re-export or transaction connected with any purpose prohibited by U.S. export control and economic sanctions Laws, including, without limitation, support for international terrorism and nuclear, chemical or biological weapons proliferation, or (v) has participated in any export, re-export or transaction connected with any purpose prohibited by Chinese government or PRC laws.

5.28	Foreign Corrupt Practices Act and PRC Anti-Corrupt Laws.

(a) As relates to the business of the Transferred Companies, no Transferred Company, nor any agent acting on behalf of any Transferred Company, has provided, offered, gifted or promised, directly or indirectly, anything of value to any Governmental Authority or any employee, agent or representative thereof, Government Official, political party or candidate for government office or business partners, nor provided or promised anything of value to any other Person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any Governmental Authority or any employee, agent or representative thereof, political party or candidate for government office or business partners, for the purpose of:

(i) (x) influencing any act or decision of such official, party or candidate in his or her official capacity, (y) inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or (z) securing any improper advantage; or

(ii) inducing such official, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist the business in obtaining or retaining business for or with, or directing business to, any person; or

(iii) obtaining advantage in competition with others by using money, property or other means for purposes of selling or buying goods, or securing improper benefits.

(b) The Transferred Companies utilize effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that promises, offers or payments of the type described in Section 5.28(a) of this Agreement will be prevented, detected and deterred.

5.29	Product Warranty.

Except as set forth on Schedule 5.29:

(a) The Transferred Companies have made no express or implied warranties or guarantees to any third party with respect to the products marketed and/or sold or services rendered by them, other than those standard terms and conditions described on Schedule 5.29. Each product sold or delivered and each service rendered by the Transferred Companies has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and the Transferred Companies have no material Liability or obligation for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product and service warranty claims set forth on the Base Balance Sheet.

(b) There is no claim, pending or, to the Transferred Companies’ knowledge, threatened against the Transferred Companies for injury to the person or property of any employee or any third party suffered as a result of the sale or marketing of any product or service (whether or not currently being produced or sold) by the Transferred Companies or any customer, agent, or distributor of the Transferred Companies, including claims arising out of the defective or unsafe nature or design of the Transferred Companies’ products, or any failure to warn thereof.

(c) There has not been in the past five (5) years and there are no pending or, to the Transferred Companies’ knowledge, threatened, recalls or investigations of any product sold by the Transferred Companies. There are no set of facts existing that, to the Transferred Companies’ knowledge, reasonably could result in such a recall or investigation.

5.30	Accounting Firm.

The Accounting Firm does not currently provide, and has not at any time during the prior five (5) years provided, any services to or on behalf of the Company or any of its Affiliates.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF SELLER GROUP MEMBERS

As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, each Seller Group Member hereby severally represents and warrants to Buyer that:

6.1	Capacity and Corporate Power.

Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California. Newco is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of California. Each of Seller and Newco is qualified to do business in every material jurisdiction in which its ownership of property or conduct of business requires it to qualify. Such Seller Group Member has full power, authority and legal capacity to enter into this Agreement and the other documents contemplated hereby to which such Seller Group Member is a party and to perform its obligations hereunder and thereunder. Neither Seller nor Newco is in default under or in violation of any of its governing documents.

6.2	Title to Membership Interests.

Each LLC Member is the record owner of and beneficial owner of and has good and marketable title to, all of the Membership Interests set forth next to its name on Schedule 6.2, free and clear of all Encumbrances. Except as shown on Schedule 6.2 with respect to such LLC Member, such LLC Member does not own (and none of its Affiliates (other than other LLC Members) owns) any membership interests or any stock or other securities convertible or exchangeable for any units, membership interests, capital stock, share capital or other securities of the Transferred Companies, nor any rights or options to subscribe for or to purchase any units, membership interests, capital stock, share capital or other securities of the Transferred Companies or other equity securities or any units, membership interests, capital stock, share capital or other securities convertible into or exchangeable for the securities of the Transferred Companies’ or any stock or unit appreciation or similar rights, phantom unit or stock or similar plans or similar rights. At the Closing, Seller shall deliver to Buyer good and marketable title to the Transferred Membership Interests, free and clear of all Encumbrances.

6.3	Authorization; Noncontravention.

The execution, delivery and performance of this Agreement and all of the Related Agreements to which such Seller Group Member is a party have been duly authorized by such Seller Group Member and no other act or other proceeding on the part of such Seller Group Member or its board of directors, board of managers, managing member, trustee or equivalent governing body, if applicable, is necessary to authorize the execution, delivery or performance by such Seller Group Member of this Agreement or the Related Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by such Seller Group Member and constitutes a valid and binding obligation of such Seller Group Member, enforceable in accordance with its terms (except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of Law governing specific performance, injunctive relief or other equitable remedies), and each of the Related Agreements to which such Seller Group Member is or will be a party, when executed and delivered by such Seller Group Member in accordance with the terms hereof and thereof, shall each constitute a valid and binding obligation of such Seller Group Member, enforceable in accordance with its respective terms (except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of Law governing specific performance, injunctive relief or other equitable remedies). With respect to such Seller Group Member, the execution and delivery by such Seller Group Member of this Agreement and all of the Related Agreements to which such Seller Group Member is or will be a party and the fulfillment of and compliance with the respective terms hereof and thereof by such Seller Group Member do not and shall not (in each case by itself or together with the occurrence or failure of another event (including the passage of time)) (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Encumbrance upon the Transferred Companies’ units, shares, capital stock, share capital or other equity securities or assets pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any Governmental Authority pursuant to, such Seller Group Member’s respective charter documents, by-laws, operating agreement, memorandum of association or other constituent documents, if applicable, or any Law, any agreement, instrument, license, permit, order, judgment or decree to which such Seller Group Member is subject (other than this Agreement and the Related Agreements). With respect to such Seller Group Member, such Seller Group Member is not a party to or bound by any written or oral agreement or understanding with respect to a Company Transaction (other than this Agreement), and such Seller Group Member has terminated all discussions with third parties (other than with Buyer and its Affiliates) regarding Company Transactions.

6.4	No Legal Proceedings.

There is no, nor has there ever been any litigation or proceeding, in Law or in equity, and there are no pending proceedings or governmental investigations before any Governmental Authority, or to such Seller Group Member’s knowledge, threatened against such Seller Group Member regarding the Membership Interests held by such Seller Group Member, if any, or the transactions contemplated by this Agreement.

6.5	Brokerage.

Except for brokerage fees set forth on Schedule 6.5 with respect to such Seller Group Member, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon such Seller Group Member.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to each Seller Group Member and the Company to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby represents and warrants to each Seller Group Member and the Company as follows:

7.1	Organization and Power.

Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and is qualified to do business in every material jurisdiction in which its ownership of property or conduct of business requires it to qualify. Buyer possesses all requisite corporate power and authority necessary to lease, own and operate its properties, to carry on its businesses as now conducted and to carry out the transactions contemplated by this Agreement. Buyer is not in default under or in violation of any provision of its governing documents.

7.2	Authorization.

The execution, delivery and performance by Buyer of this Agreement and the Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Buyer and no other corporate act or proceeding on the part of Buyer, its board of directors or stockholders is necessary to authorize the execution, delivery or performance by Buyer of this Agreement and the Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement and the Related Agreements to which it is a party have been duly executed and delivered by Buyer and constitute valid and binding obligations of Buyer, enforceable in accordance with its terms except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of Law governing specific performance, injunctive relief or other equitable remedies.

7.3	No Violation.

The execution and delivery by Buyer of this Agreement and all of the Related Agreements to which Buyer is or will be a party and the fulfillment of and compliance with the respective terms hereof and thereof by Buyer do not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Encumbrance upon Buyer’s capital stock, units or other securities or assets pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any Governmental Authority pursuant to any of Buyer’s respective charter documents, by-laws, memorandum of association, limited liability agreement or other constituent documents, as the case may be, or any Law to which Buyer, or any license, permit, order, judgment or decree to which Buyer is subject.

7.4	Governmental Authorities and Consents.

Except as set forth on Schedule 7.4, no permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by Buyer of this Agreement or the Related Agreements to which it is a party or the consummation by Buyer of the transactions contemplated hereby or thereby.

7.5	Litigation.

There are no actions, charges, complaints, suits, proceedings (including any arbitrations and mediations), grievances, orders, investigations, audits, inquiries, condemnations, expropriations (or other suits in eminent domain) or claims pending or, to Buyer’s knowledge, threatened against or affecting Buyer in which it is sought to restrain or prohibit, or to obtain damages or other relief in connection with, the transactions contemplated hereby or which would adversely affect Buyer’s performance under this Agreement or the Related Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby.

7.6	Brokerage.

Buyer shall pay, and hold Seller Group Members harmless against, any Liability, loss or expense (including reasonable attorneys’ fees and out of pocket expenses) arising in connection with claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.

7.7	Investment Intent.

Buyer is acquiring the Transferred Membership Interests for its own account, for investment purposes and not with a view to, or for sale in connection with, any resale or other distribution thereof, nor with any present intention of distributing or selling such Transferred Membership Interests. Buyer acknowledges and agrees that the Transferred Membership Interests cannot be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of, and Buyer will not sell, transfer, offer for sale or otherwise dispose of any of the Transferred Membership Interests, without registration under the Securities Act of 1933, as amended, and any applicable state securities Laws, except pursuant to an exemption from such registration under such Act and Laws.

7.8	Funding.

Buyer has the necessary funding to meet all of its obligations under this Agreement and the Related Agreements to which it is a party, including the payment of the Purchase Price.

7.9	No Knowledge of Misrepresentations or Omissions at Signing.

Except for any breaches that have been specifically waived in a written agreement by Buyer, neither Lynn Brooks nor Don Laipple, as of the date of this Agreement, has any actual knowledge (evidenced by a conscious awareness of the relevant facts) that any Seller Group Member or the Company is in breach of any of the representations and warranties set forth in ARTICLE 5 or ARTICLE 6 hereof.

7.10	Accounting Firm.

The Accounting Firm does not currently provide, and has not at any time during the prior five (5) years provided, any services to or on behalf of Buyer or any of its Affiliates.

ARTICLE 8

INTENTIONALLY BLANK

ARTICLE 9

COVENANTS AFTER CLOSING

Each of the parties agrees upon and after the Closing as follows:

9.1	Remaining Membership Interests.

Buyer shall have the option to purchase, and Seller and Newco shall have the option to put, the remaining thirty percent of the Membership Interests, upon the terms and subject to the conditions forth in the Operating Agreement attached hereto as Exhibit B.

9.2	Non Competition; Non Solicitation; Non-Disparagement.

(a) Each Seller Group Member hereby acknowledges that it is familiar with the Transferred Companies’ trade secrets and with other Confidential Information. Each Seller Group Member acknowledges and agrees that Buyer and the Transferred Companies would be irreparably damaged if it were to breach the provisions of this Section 9.2 and that any such breach could result in a significant loss of goodwill by Buyer and the Transferred Companies. Each Seller Group Member further acknowledges and agrees that the covenants and agreements set forth in this Section 9.2 were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, and that Buyer would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the parties hereto if such Seller Group Member breached the provisions of this Section 9.2. Therefore, each Seller Group Member agrees, in further consideration of the amounts to be paid hereunder for the Transferred Membership Interests and the goodwill of the Transferred Companies sold (or caused to be sold) by Seller, that during the period commencing on the Closing and ending on the earlier to occur of (i) three years after the end of the term of the Put/Call Period, or (ii) the date the Company is no longer a Subsidiary of Parent (the “Restricted Period”), such Seller Group Member shall not (and shall cause its Affiliates and Subsidiaries not to) directly or indirectly own any interest in, manage, control, participate in (whether as an officer, director, employee, partner, agent, representative or otherwise), consult with, render services for, or in any other manner engage anywhere in the Restricted Territories (as defined below) in any Competing Business; provided, that nothing herein shall prohibit (i) such Seller Group Member or any of its Affiliates from being a passive owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded so long as none of such Persons has any active participation in the business of such corporation, and (ii) the participation in and conduct of the business of Bbeautiful (dba Chrislie Formulations) by Helga Arminak, except as it is limited by her Employment Agreement. Each Seller Group Member acknowledges that the Transferred Companies’ business has been conducted or is presently proposed to be conducted throughout the world (the “Restricted Territories”) and that the geographic restrictions set forth above are reasonable and necessary to protect the goodwill of the Transferred Companies’ businesses.

(b) Each Seller Group Member agrees that during the Restricted Period it shall not (and shall cause its Affiliates and Subsidiaries not to) directly, or indirectly through another Person, (i) solicit or attempt to solicit any employee (other than the Shareholders) of the Transferred Companies or their Affiliates to leave the employ of the Transferred Companies or their Affiliates, (ii) hire any person who was an employee (other than the Shareholders) of the Transferred Companies or their Affiliates at any time during the one (1) year period immediately prior to the date on which such hiring would take place (it being conclusively presumed by the parties so as to avoid any disputes under this Section 9.2(b) that any such hiring within such one (1) year period is in violation of clause (i) above), or (iii) for so long as such Seller Group Member has continuing obligations under Section 9.2(a) above, call on, solicit or service any customer, supplier, licensee, licensor or other business relation of the Transferred Companies or their Affiliates (including any Person that was a customer, Supplier or other potential business relation of the Transferred Companies or their Affiliates at any time during the twelve (12) month period immediately prior to such call, solicit or service) to provide products or services of a Competing Business, induce or attempt to induce such Person to reduce their business with the Transferred Companies or their Affiliates.

(c) Each Seller Group Member agrees that it shall not (and shall cause its Affiliates and Subsidiaries not to) make any public derogatory or public disparaging statement or communication regarding Buyer, the Transferred Companies or any of their respective Affiliates or employees. The provisions of this Section 9.2(c): (i) shall not apply to any statements or communications, or any testimony or pleadings, in connection with any dispute, claim, suit, action or arbitration or judicial proceeding against or involving the Seller Group Members, Buyer, Rieke, Parent or any of the Transferred Companies.

(d) If, at the time of enforcement of the covenants contained in this Section 9.2 (the “Restrictive Covenants”), a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by Law. Each Seller Group Member has consulted with legal counsel regarding the Restrictive Covenants and based on such consultation has determined and hereby acknowledges that the Restrictive Covenants are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of the Transferred Companies’ business and the substantial investment in the Transferred Companies made by Buyer hereunder. Each Seller Group Member further acknowledges and agrees that the Restrictive Covenants are being entered into by it in connection with the sale by Seller of the Transferred Membership Interests and the goodwill of the Transferred Companies’ business pursuant to this Agreement and not directly or indirectly in connection with such Seller Group Members’ employment or other relationship with the Transferred Companies. If any Seller Group Member or an Affiliate or Subsidiary of such Seller Group Member breaches, or threatens to commit a breach of, any of the Restrictive Covenants, the Transferred Companies shall have the right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction through temporary, preliminary and/or permanent injunctive relief, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Transferred Companies and that money damages would not provide an adequate remedy to the Transferred Companies.

9.3	Cooperation with Buyer’s Lender(s).

Following the Closing, the Seller Group Members shall, and shall cause their Affiliates to, cooperate in connection with any financing arrangement Buyer (a) has in place as of the Closing or (b) seeks following the Closing. Such cooperation obligations shall be limited to taking the following actions as may be reasonably requested by Buyer or Buyer’s lender(s) or prospective lender(s): (i) pledging or hypothecating those Membership Interests that Seller Group Members have not sold or otherwise transferred to Buyer; (ii) cooperating, and causing their respective Affiliates to cooperate, with Buyer in causing the Company to guaranty loans of Buyer and its Affiliates, and to grant security interests in the Company’s assets and assets of the Company’s Subsidiaries and Affiliates, and to pledge stock and other equity interests in the Company’s Subsidiaries and Affiliates, to secure such loans and guaranties; (iii) providing information reasonably available to Seller Group Members as Buyer’s lender(s) may reasonably request relating to the Transferred Companies, the Business or the Membership Interests owned by the Seller Group Members; (iv) if any Seller Group Member controls or holds a controlling ownership interest in the landlord of the Related Party Real Property, providing a customary estoppel certificate and a landlord waiver of defaults, if any, which may have arisen or occurred prior to the Closing on terms reasonably satisfactory to Buyer’s then-current lender(s); provided, however, that in no event shall such landlord be required to subordinate its ownership or other interests in any Related Party Real Property or in or under the New Related Party Lease.

9.4	Press Releases and Announcements.

Following the Closing, (a) unless required by Law (based upon the reasonable advice of counsel), in which case Member Representative will notify Buyer prior to making any public announcement which may be so required, Member Representative shall not issue or release any press releases, announcements to the employees, customers or suppliers of the Transferred Companies or other releases of information related to this Agreement or the transactions contemplated hereby without the consent of Buyer (which consent shall not be unreasonably withheld or delayed); and (b) Buyer and the Transferred Companies may issue any such releases of information without the consent of any other party hereto.

9.5	Expenses.

Except as otherwise provided herein, each of the Seller Group Members and Buyer shall pay all of its own respective fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers and other representatives and consultants) incurred in connection with the negotiation of this Agreement; the performance of its obligations hereunder and the consummation of the transactions contemplated hereby. The Seller Group Members shall be responsible for and pay all fees, costs and expenses of the Transferred Companies incurred in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the transactions contemplated hereby (including legal and accounting fees, costs and expenses). In furtherance of the foregoing, in no event shall the Transferred Companies be responsible for or pay any fees, costs and expenses of Seller Group Members or Buyer (including legal and accounting fees, costs and expenses) arising in connection with the transactions contemplated hereby. Seller and Buyer shall each pay fifty percent (50%) of (x) any fees or expenses due to the Escrow Agent pursuant to the Escrow Agreement, and (y) any fees with respect to obtaining the consent of a Governmental Authority (including HSR filing fees). Damages suffered by Buyer for a breach of this Agreement shall in no way be limited by the amounts described in this Section 9.5.

9.6	Specific Performance.

Each of the Transferred Companies, Seller Group Members and Buyer acknowledges and agrees that the other parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each of the Transferred Companies, Seller Group Members and Buyer agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

9.7	Further Assurances.

In the event that at any time after the Closing any further action is reasonably necessary or desirable to carry out the purposes of this Agreement, each of the parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as any other party hereto reasonably may request. Each Seller Group Member acknowledges and agrees that, from and after the Closing, Buyer will be entitled to possession of all documents, books, records (including Tax records), agreements and financial data of any sort relating to the Transferred Companies. Nothing contained in this Section 9.7 shall require any party to (a) expend an unreasonable amount of time or effort; (b) incur any unreasonable amounts of costs or expenses; or (c) make any claim or file any action, suit or proceeding.

9.8	Confidentiality.

The parties acknowledge that prior to the Closing, the confidentiality restrictions and obligations set forth in that certain Non-Disclosure Letter Agreement dated September 12, 2011 by and between TriMas Corporation and the Company governed and applied to the negotiation of this Agreement and the consummation of the transactions contemplated hereby. Upon and after the Closing, each Seller Group Member agrees not to disclose or use at any time (and shall cause each of its Subsidiaries and Affiliates not to use or disclose at any time) any Confidential Information except to the extent necessary to perform his or her duties as an employee of the

Company. Upon and after the Closing, each Seller Group Member further agrees to take all reasonable steps (and to cause each of his Affiliates to take all reasonable steps) to safeguard such Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. Upon and after the Closing, in the event any Seller Group Member or any of its Affiliates are required by Law to disclose any Confidential Information, such Seller Group Member shall promptly notify Buyer in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and such Seller Group Member and its Affiliates shall cooperate with Buyer and the Transferred Companies to preserve the confidentiality of such information consistent with applicable Law; provided that Buyer or the Transferred Companies shall be responsible for any out-of-pocket costs incurred by such Seller Group Member and its Affiliates in connection with any such cooperation.

9.9	Tax Matters.

(a) Tax Indemnification. The Seller Group Members, jointly and severally, shall indemnify the Buyer Parties and hold them harmless from and against any Losses attributable to (i) notwithstanding the disclosure or reference to such Taxes in the Tax Matters List, all Taxes (or the non-payment thereof) of or attributable to Seller or the Transferred Companies (or any predecessor including, without limitation, Oldco) for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (each such taxable period, a “Pre-Closing Tax Period”), (ii) any and all Taxes of any member of a Relevant Group of which Seller or any Transferred Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations §1.1502-6 or any analogous or similar state, local, or foreign Law or regulation, (iii) any and all Taxes of any Person (other than the Transferred Companies) imposed on any of the Transferred Companies as a transferee or successor, by contract or pursuant to any Law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing and (iv) any and all Taxes with respect to amounts includable in gross income under Code §951(a) or Code §956 by any United States shareholder (as defined in Code §951(b)) in respect of any Transferred Company (or any predecessor) that is or owns a CFC for the taxable year of such CFC that includes the Closing Date, determined as if such taxable year ended on the Closing Date; provided, however, that in the case of clauses (i), (ii), and (iii) above, Seller Group Members shall be liable only to the extent that such Taxes exceed any amount which is expressly taken into account in determining Closing Net Working Capital and which thus reduces the Final Purchase Price pursuant to Section 2.4, and, provided further, that the Company shall pay, and not be indemnified for California Taxes of up to $12,800 pursuant to the final sentence of this Section 9.9(a). Member Representative, on behalf of Seller Group Members, shall reimburse Buyer for any Taxes of the Transferred Companies that are the responsibility of Seller Group Members pursuant to this Section 9.9(a) no later than five (5) Business Days before payment of such Taxes by any Buyer Party is due. Notwithstanding any other provision of this Agreement, the minimum tax imposed on the Company by California Revenue & Taxation Code §17941 (not to exceed $800.00), and the limited liability company fee imposed on the Company by California Revenue & Taxation Code §17942 (not to exceed $11,790.00), in each case for its first taxable period as a limited liability company beginning in 2012, shall not be treated as Taxes described in clause (i) of the first sentence of this Section 9.9(a) or as accrued liabilities of the Company as of the Closing but shall be treated as Taxes incurred after the Closing Date and shall be paid by the Company after the Closing Date and on or before their respective due dates,

(b) Tax Periods Ending on or Before the Closing Date.

(i) Seller shall prepare or cause to be prepared, and file or cause to be filed, all income and California franchise Tax Returns for the Transferred Companies for all periods ending on or prior to the Closing Date which are due after the Closing Date, including the Company’s federal and all applicable state and local partnership and limited liability company income Tax Returns for the period beginning on the date of Newco’s contribution of cash to the Company in exchange for one percent (1%) of the Membership Interests and ending on the Closing Date (the “Initial Tax Returns”). Subject to the other provisions of this Section 9.9, on the Initial Tax Returns, the Company shall adopt such accounting methods and make such elections that Seller determines are necessary or advisable, consistent with past practice of Oldco unless otherwise required by Law; provided, however, that in the absence of any such past practice (one way or another), no such differing method or election shall be adopted or made, without the prior written consent of Buyer, if the effect of such method or election would be to increase the federal income or state or local income or franchise Taxes that would be imposed on the Company or its members for any period beginning after the Closing Date, except to the extent provided in this Agreement or otherwise required by applicable Law, and provided, further, that the Company shall not make any election pursuant to Treasury Regulations §301.7701-3. Seller shall permit Buyer to review and comment on each such Tax Return prior to filing, and shall consider Buyer’s comments in good faith. Seller Group Members shall reimburse the applicable Transferred Companies for Taxes of the Transferred Companies with respect to such periods no later than five (5) Business Days before the date such Taxes are due. For the avoidance of doubt, however, all income and franchise Taxes of Oldco/Seller for all periods shall be paid to the taxing authorities directly by Seller rather than paid to the taxing authorities by, and reimbursed to, the Transferred Companies. Buyer shall prepare all other Tax Returns of the Company which are due after the Closing Date, and may make such permissible elections , and adopt such permissible accounting methods on such Tax Returns as Buyer deems advisable or appropriate in Buyer’s sole discretion, subject only to any applicable limitations imposed by the Operating Agreement.

(ii) The parties acknowledge that, by reason of Buyer’s purchase of the Transferred Membership Interests, the Company shall terminate as a partnership for federal income Tax purposes under Code §708(b)(1)(B), and the Company’s taxable year shall close, on the Closing Date and the Company shall constitute a new partnership for such purposes, with a new taxable year commencing, on the day after the Closing Date. On its federal income Tax Return for the taxable year ending on the Closing Date, the Company shall make an election under Code §§743 and 754 with respect to Buyer’s purchase of the Transferred Membership Interests. In making the adjustments resulting from such election, the fair market value of 100% of the Membership Interests, as hereinafter defined (the “Enterprise Value”), any applicable Liabilities of the Company and any other relevant items shall be allocated among the assets of the Company by reference to a balance sheet of the Company setting out the gross fair market value of each of the assets (the aggregate gross fair market value of all of the assets, the “Gross Fair Market Value”) and the amount of each of the Liabilities of the Company on the Closing Date (the “Fair Market Value Balance Sheet”), which the parties shall prepare within 90 days after the Closing Date. In connection therewith, the parties acknowledge and agree that the Enterprise Value is and shall be equal to the purchase price of the Transferred Membership Interests for federal income Tax purposes (the “Tax Purchase Price”), adjusted by substituting for the cash component thereof (Fifty-Nine Million Two Hundred Thousand Dollars ($59,200,000.00)) 10/7 of the amount of such cash component (Eighty-Four Million Five Hundred Seventy-One Thousand Four Hundred Twenty-Eight and 57/100 Dollars ($84,571,428.57)) in order to arrive at an economically equivalent purchase price for federal income Tax purposes for 100% of the Membership Interests. The parties further acknowledge and agree that the Tax Purchase Price is and shall be equal to (A) Fifty-Nine Million Two Hundred Thousand Dollars ($59,200,000.00), (B) increased or decreased, as appropriate, by the final amounts referenced in Sections 2.4(a)(i), 2.4(a)(iii), 2.4(a)(iv) and 2.4(a)(v), (C) increased by any payment by Buyer to Seller pursuant to Article 10 and decreased by any payment by Seller to Buyer pursuant to Article 10, plus (D) all special transaction Taxes and related costs reimbursed by Buyer to Seller (net of any refunds thereof by Seller to Buyer) from time to time pursuant to Section 9.12, minus (E) any amount of the Tax Purchase Price (determined without regard to this clause (E)) that is properly treated as interest for federal income Tax purposes. The parties further agree that the Fair Market Value Balance Sheet shall reflect the allocation of an amount of the Gross Fair Market Value equal to, (1) for the Company’s accounts receivable, the book value thereof, net of the allowance for doubtful accounts, immediately prior to the Effective Time and on the Closing Date, determined in accordance with GAAP without regard to the sale of the Transferred Membership Interests, (2) for the Company’s raw materials inventories and fixed assets, the Company’s adjusted basis for federal income Tax purposes for its assets in each such category immediately prior to the Effective Time and on the Closing Date, (3) for the Company’s work in process inventories, the Company’s adjusted basis for federal income Tax purposes for its assets in such category immediately prior to the Effective Time and on the Closing Date, and (4) for the Company’s finished goods inventories, the Company’s adjusted basis for federal income Tax purposes for its assets in such category immediately prior to the Effective Time and on the Closing Date; provided, however, that each such allocation shall be adjusted as and to the extent necessary to conform such allocation (and the overall allocation of the Gross Fair Market Value) to the requirements of GAAP. For purposes of this Section 9.9(b)(ii), the Company’s adjusted basis of any asset for federal income Tax purposes shall be determined as of the Closing Date but without regard to the sale of the Transferred Membership Interests. The parties further agree that the Fair Market Value Balance Sheet shall allocate to the Company’s goodwill the excess of the Gross Fair Market Value over the aggregate amount allocated to all of the Company’s other assets in accordance with the residual method of Code §1060. The parties acknowledge and agree that the Tax Purchase Price will change from time to time after the Closing Date, and with each such change the foregoing allocations shall be adjusted in accordance with the last sentence of clause (iii) of this Section 9.9(b). In the event the parties cannot agree on the Fair Market Value Balance Sheet, they shall submit their dispute to the Accounting Firm, which shall resolve such dispute as promptly as possible in accordance with this Section 9.9(b)(ii), and whose determination(s) shall be binding on the parties absent manifest error.

(iii) The parties shall report the Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the Fair Market Value Balance Sheet, adjusted to reflect all changes in the Tax Purchase Price to date, and shall not take any action or position inconsistent therewith except to the extent required by applicable law pursuant to a “determination” within the meaning of Code §1313(a). Buyer shall cause to be prepared with respect to the Company, and shall deliver to the Company, with a copy to Seller, the notice described in Treasury Regulations §1.743-1(k)(2) (“Buyer’s Statement”). Seller shall cause to be prepared with respect to the Company, and shall submit with the Company’s federal income Tax Return for the taxable year in which the Closing occurs, the statement of adjustment described in Treasury Regulations §1.743-1(k)(1) (the “Company’s Statement”). Prior to filing (and at least 45 days prior to the extended due date of) such federal income Tax Return, Seller shall provide a draft thereof, including the draft Company’s Statement, to Buyer, which within 15 Business Days after receipt thereof shall notify Seller of any changes that it wants Seller to make before filing such Tax Return, including any specified changes to the Section 754 election, in which event Seller shall consider in good faith Buyer’s request and comments. Seller shall cause to be prepared with respect to the Company, and shall submit with Seller’s federal income Tax Return for the taxable year in which the Closing occurs, the statement described in Treasury Regulations §1.751-1(a)(3) (“Seller’s Statement”). In each case, the foregoing statements shall be prepared in a manner that is consistent with the Fair Market Value Balance Sheet, taking into account any adjustments to the Tax Purchase Price pursuant to the last sentence of this Section 9.9(b)(iii). Seller shall deliver a copy of the Company’s Statement to Buyer promptly after the filing thereof with the Company’s federal income Tax Return, and Seller shall deliver a copy of Seller’s Statement to Buyer promptly after the filing thereof with Seller’s federal income Tax Return. Any adjustment to the Tax Purchase Price pursuant to any provision of this Agreement, which relates to any particular asset(s) of the Company shall be allocated to such asset(s) and, otherwise, to goodwill in accordance with the residual method of Code §1060.

(iv) For the avoidance of doubt, the parties acknowledge that (A) the first step in the Restructuring is intended to constitute a reorganization under the provisions of Section 368(a)(1)(F) of the Code for federal income and all applicable state and local income and franchise Tax purposes, as a consequence of which Seller is expected to be treated as a continuation of Oldco for federal income and all applicable state and local income and franchise Tax purposes, and (B) one Tax Return shall be prepared and filed, by Seller with respect to federal income Taxes and with respect to each applicable state or local income or franchise Taxes, for the taxable year of Oldco / Seller beginning on January 1, 2012 and ending on December 31, 2012.

(c) Tax Periods Beginning Before and Ending After the Closing Date. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), Buyer shall prepare or cause to be prepared, and file or cause to be filed, any Tax Returns of the Transferred Companies for such Tax periods (“Straddle Tax Returns”). Buyer shall permit the Member Representative to review and comment on each such Straddle Tax Return prior to filing. The LLC Members shall pay to Buyer any Taxes relating to a Pre-Closing Tax Period due with any Straddle Tax Returns no later than five (5) Business Days before the date Buyer is required to cause to be paid the related Tax liability.

(d) Calculation of Taxes. The amount of Tax relating to a Pre-Closing Tax Period which is part of (included in) a Straddle Period, including for purposes of calculating income includable under Code §951(a), shall be calculated as though the taxable year of each of the Transferred Companies terminated as of the close of business on the Closing Date; provided, however, that in the case of a Tax not based on income, receipts, proceeds, profits or similar items, the amount of Tax relating to a Pre -Closing Tax Period shall be equal to the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the Straddle Period through the Closing Date and the denominator of which shall be the number of days in the entire Straddle Period.

(e) Certain Taxes. Any California sales and use Taxes, on tangible personal property (other than inventory) incurred in connection with the Restructuring or the sale of the Transferred Membership Interests shall be paid by Buyer when due or, upon request by Seller if Seller is required by applicable Law to pay such Taxes to the California State Board of Equalization, shall be reimbursed by Buyer to Seller no later than five (5) Business Days before the date such Taxes are due, provided that Seller cooperates with Buyer in claiming and/or establishing any and all available exemptions from such Taxes. The parties expect that no such Taxes are or will be applicable, and shall file no Tax Returns, and take no position, inconsistent with such expectation unless required to do so by a final determination by the California State Board of Equalization. All other transfer, documentary, sales, use and stamp Taxes incurred as a result of the sale of any portion of the LLC Members’ Membership Interests in the Company to Buyer (whether at the Closing or upon exercise of the put or call for which Section 9.1 provides) shall be borne 50% by Buyer and 50% by Seller.

(f) Cooperation on Tax Matters.

(i) The Seller Group Members, the Transferred Companies and Buyer shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns in accordance with this Section 9.9(f) and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include signing any Tax Return, amended Tax Returns, claims or other documents necessary to settle any Tax controversy, the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. In the case of any audit, litigation or other proceeding after the Closing Date that relates to Taxes for which Buyer is indemnified in Section 10.2(a) or Taxes for which none of the Transferred Companies is liable (including any such Taxes of Oldco or Seller for any period ending before, on or after the Closing Date, including federal income and state and local income and franchise Taxes for the taxable year of Oldco / Seller beginning on January 1, 2012 and ending on December 31, 2012), Seller shall control the conduct of such audit, litigation or other proceeding (a “Proceeding”) and shall be able to settle, compromise or concede any portion of such Proceeding; provided, however, that Seller shall not have the right to control any such Proceeding if (x) the outcome of such Proceeding may materially increase the Tax Liability of the Company, Buyer or any Affiliate of either of them for any period ending after the Closing Date or (y)(1) Buyer reasonably determines that there is a material risk that Buyer will not be able to collect from Seller Group Members the amount of Tax (plus any applicable interest and penalties) that may, in the event of an adverse resolution of such Proceeding, be determined to be due and owing by the Company, and (2) the Member Representative has failed or ceased diligently to defend against the adjustment in Tax proposed in such Proceeding. With respect to any Proceeding that it controls, the Member Representative (I) shall give prompt notice to Buyer of any Tax adjustment proposed in writing pursuant to such Proceeding, including, without limitation, the right to participate in conferences with taxing authorities and submit pertinent material in support of Buyer’s position, and (II) shall afford Buyer the right to participate, at Buyer’s expense, in the conduct of such audit or other proceeding. The Seller Group Members agree either to retain all books and records with respect to Tax matters pertinent to the Transferred Companies not transferred to Buyer in connection with the Closing relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, any extensions thereof) of the respective taxable periods or to allow Buyer to take possession of such books and records. Buyer agrees either to retain all books and records, if any, with respect to Tax matters pertinent to the Transferred Companies transferred to Buyer in connection with the Closing relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by any of the Seller Group Members, any extensions thereof) of the respective taxable periods, or to allow such Seller Group Member(s) to take possession of such books and records.

(ii) Buyer and Seller Group Members further agree, upon request by the other, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(iii) All tax-sharing agreements or similar agreements with respect to or involving the Transferred Companies shall be terminated as of the Closing Date and, after the Closing Date, the Transferred Companies shall not be bound thereby or have any Liability thereunder.

9.10	Use of Names.

Without limiting the Transferred Companies’ Intellectual Property Rights or contractual rights thereto in any manner, each Seller Group Member agrees that from and after the Closing, except in a Shareholder’s personal capacity or in a Shareholder’s business capacity (but not in any manner that involves a Competing Business or is otherwise likely to cause confusion with any names used by the Transferred Companies) or in furtherance of the Transferred Companies’ Business as permitted by Buyer or its Affiliates (other than the Transferred Companies), it will not (and it will cause its Subsidiaries and Affiliates not to) use the names “A&A”, “Arminak”, or “ ”, “Arminak & Associates”, “Crystal Shine” or “ ”, or any other name or Mark used by the Transferred Companies or any translations, transliterations, adaptations, derivations, acronyms, variations, insignias, designations, or combinations thereof or any name or Mark likely to cause confusion with any of the foregoing.

9.11	Appointment of Member Representative.

(a) Each Seller Group Member hereby irrevocably appoints the person or persons designated herein from time to time to act as his or her or its representative (the “Member Representative”) under this Agreement and, as such, to act as his or her or its attorney-in-fact (with full power of substitution) to take any action on his or her or its behalf with respect to all matters relating to this Agreement and the transactions contemplated hereby. Helga Arminak is hereby appointed and hereby accepts appointment as the initial Member

Representative (the “Initial Representative”). Each Seller Group Member acknowledges that the appointment of the Initial Representative as Member Representative in this Agreement is coupled with an interest and may not be revoked. The Initial Representative accepts her appointment and authorization to act as attorney-in-fact and agent of Seller Group Members.

(b) The Initial Representative will serve as Member Representative until the earlier of her resignation or removal (with or without cause) by the unanimous vote of Seller Group Members. Upon the resignation or removal of the Initial Representative, Seller Group Members will select a new Member Representative who may resign or be removed or replaced (with or without cause) by the unanimous vote of Seller Group Members. Each time a new Member Representative is appointed pursuant to this Agreement, such representative will accept such position in writing.

(c) Seller Group Members will notify Buyer promptly in writing of each change of Member Representative. Until Buyer receives the foregoing written notice, Buyer will be entitled to assume that each person acting as Member Representative is still a duly authorized Member Representative. Buyer will be entitled to rely upon as being binding upon each Seller Group Member any agreement, document, certificate or other instrument reasonably believed by Buyer to have been executed by any Member Representative, and Buyer will not be liable to any Seller Group Member for any action taken or omitted to be taken in such reliance, or otherwise in reliance upon the instructions or directions given, or actions taken, by any Member Representative that are contemplated or permitted to be given or taken thereby by the terms of this Agreement and the agreements to be entered into in connection with this Agreement.

(d) In furtherance of the appointment of Member Representative made in this Agreement, each Seller Group Member, fully and without restriction: (i) agrees to be bound by all notices received and agreements and determinations made by and documents executed and delivered by any Member Representative under this Agreement and the agreements to be entered into in connection with this Agreement and (ii) authorizes Member Representative to (A) deliver to Buyer all certificates and documents to be delivered to Buyer by Seller Group Members pursuant to this Agreement, together with any certificates and documents executed by a Seller Group Member and deposited with Member Representative for such purpose, (B) dispute or refrain from disputing any claim made by Buyer under this Agreement and the agreements to be entered into in connection with this Agreement, (C) negotiate and compromise any dispute that may arise under this Agreement and the agreements to be entered into in connection with this Agreement, (D) pay any amounts due Buyer under this Agreement, (E) exercise or refrain from exercising any remedies available to Seller Group Members under this Agreement and the agreements to be entered into in connection with this Agreement, (F) sign any releases or other documents with respect to any such dispute or remedy, (G) waive any condition contained in this Agreement and the agreements to be entered into in connection with this Agreement, (H) give such instructions and do such other things and refrain from doing such other things as any Member Representative, in her sole discretion, deems necessary or appropriate to carry out the provisions of this Agreement and the agreements to be entered into in connection with this Agreement and (I) receive all amounts payable by Buyer to Seller Group Members under this Agreement on behalf of Seller Group Members.

9.12	Reimbursement of Certain Special Transaction Taxes.

(a) In connection with the special transaction Taxes described in subparagraphs (i) through (iv) of this Section 9.12(a), Buyer agrees to pay to Seller the amounts set forth in such subparagraphs (i) through (iv), as and to the extent provided in this Section 9.12.

(i) Federal Built-in Gains Tax – For any taxable year of Seller, an amount equal to the California Individual Gross-Up Factor (as defined in Section 9.12(b)(i)) for such taxable year multiplied by the amount of any Tax imposed for such taxable year pursuant to Code §1374 on any “built-in gain” (as of January 1, 2009) recognized by Seller by reason of the sale of any portion of its Membership Interest in the Company to Buyer (whether recognized at the Closing or thereafter by reason of the sale of the Transferred Membership Interests or recognized by reason of the exercise of the put or call for which Section 9.1 provides). The parties agree that except to the extent otherwise required by any change in applicable Tax Law, Seller, on its federal income Tax Return for its taxable year including the Closing Date, shall report a net recognized built-in gain equal to the amount of net unrealized built-in gain set forth on Schedule 9.12(a)(i) and a built-in gains Tax equal to such net recognized built-in gain multiplied by the highest rate of Tax specified in Code §11(b) for such taxable year (currently 35%). The parties further agree that except to the extent otherwise required by any change in applicable Tax Law or by the Internal Revenue Service pursuant to any final adjustment in connection with a Dispute (as defined in Section 9.12(d)), Seller shall not report any net recognized built-in gain or any built-in gains Tax on its federal income Tax Return for any taxable year after its taxable year including the Closing Date.

(ii) State Built-in Gains Taxes – For any taxable year of Seller, an amount equal to the Gross-Down Factor (as defined in Section 9.12(b)(ii)) for such taxable year multiplied by the aggregate amount of Taxes imposed for such taxable year pursuant to California Revenue & Taxation Code Section 23809 or any Law similar to Code §1374 of any other state on any “built-in gain” (as of January 1, 2009) recognized for California or such other state’s income or franchise Tax purposes for such taxable year by Seller by reason of the sale of any portion of its Membership Interest in the Company to Buyer (whether recognized at the Closing or thereafter by reason of the sale of the Transferred Membership Interests or recognized by reason of the exercise of the put or call for which Section 9.1 provides). The parties agree that except to the extent otherwise required by any change in applicable Tax Law, Seller, on its California franchise Tax Return for its taxable year including the Closing Date, shall report (A) a California net recognized built-in gain equal to the amount of its federal net unrealized built-in gain set forth on Schedule 9.12(a)(i) multiplied by the lesser of its California apportionment percentage based on sales or its California apportionment percentage based on property, payroll and double-weighted sales, as reported on Seller’s California franchise Tax Return for its taxable year ending on December 31, 2012, in accordance with Schedule 9.12(a)(ii) (except for the replacement of the hypothetical or estimated California apportionment percentage with the final 2012 California apportionment percentage), and (B) a built-in gains Tax equal to such California net recognized built-in gain multiplied by the highest rate of California franchise Tax that applies to a C corporation doing business in California for such taxable year (currently 8.84%). The parties further agree that except to the extent otherwise required by any change in applicable Tax Law or by the California Franchise Tax Board pursuant to any final adjustment in connection with a Dispute (as defined in Section 9.12(d)), Seller shall not report any net recognized built-in gain or any built-in gains Tax on its California franchise Tax Return for any taxable year after its taxable year including the Closing Date. The parties further agree that except to the extent otherwise required by applicable Tax Law or by a state taxing authority pursuant to any final adjustment in connection with a Dispute (as defined in Section 9.12(d)), Seller shall not report any net recognized built-in gain or any built-in gains Tax on any income Tax Return that it may file for any state other than California for its taxable year including the Closing Date or any subsequent taxable year.

(iii) California Franchise Tax on S Corporations – For Seller’s taxable year including the Closing Date and each taxable year of Seller thereafter during which Seller recognizes any gain by reason of its sale of the Transferred Membership Interests (but, for the avoidance of doubt, not any gain by reason of any exercise of a put or call), an amount equal to the Gross-Down Factor (as defined in Section 9.12(b)(ii)) for such taxable year multiplied by the California S Corporation Gross-Up Factor (as defined in Section 9.12(b)(iii)) for such taxable year multiplied by the excess of (A) the amount of the gain recognized by Seller and apportioned to California for California franchise Tax purposes during such taxable year by reason of its sale of the Transferred Membership Interests, over (B) the amount of the deduction, if any, that as a result of such sale would be available to Seller for California franchise Tax purposes for such taxable year for any built-in gains apportioned to California and subject to the built-in gains Tax imposed on Seller for such taxable year pursuant to California Revenue & Taxation Code Section 23809 if, as Seller anticipates, Seller remained an S corporation for California franchise Tax purposes throughout such taxable year (whether or not Seller is or actually does remain an S corporation). For the avoidance of doubt, the amount of any other income, gains, deductions, losses, credits or other items of Seller, including its passthrough share of such items as a member of the Company, shall be disregarded in determining the amounts specified in clauses (A) and (B) above. If for such taxable year Seller would have any election or other choice available to it with respect to the applicable apportionment formula for purposes of clause (A) or clause (B) above, Seller shall be deemed to have elected for such purposes the available apportionment formula that results in the greatest permissible apportionment outside of California unless Buyer otherwise elects.

(iv) Ordinary Income – For Seller’s taxable year including the Closing Date, an amount equal to the Gross-Up Factor (as defined in Section 9.12(b)(iv)) for such taxable year multiplied by the Tax Rate Differential (as defined in Section 9.12(b)(v)) for such taxable year multiplied by seventy percent (70%) of the excess, if any, of the aggregate allocation required by Section 9.9(b)(ii) to all Ordinary Income Assets (as defined in Section 9.12(b)(vi)) of the Company over the Company’s aggregate adjusted basis for such Ordinary Income Assets for federal income Tax purposes determined as of the Closing Date but without regard to the sale of the Transferred Membership Interests (to the extent such excess is taxable as ordinary income rather than capital gain for federal income Tax purposes).

(b) The following definitions and rules shall apply for purposes of this Section 9.12:

(i) The “California Individual Gross-Up Factor” for any taxable year of Seller shall be equal to 1 / (1—x), where x = the highest marginal California personal income Tax rate (including the Mental Health Services Tax imposed by California Revenue &

Taxation Code Section 17043 and any surtax) that applies to a California resident individual for such taxable year (currently 10.3%). Thus, under current Law, the California Individual Gross-Up Factor for Seller’s taxable year ending December 31, 2012 is equal to 111.4827% ( 1 / (1 -.103)).

(ii) The “Gross-Down Factor” for any taxable year of Seller shall be equal to 1 / (1 + (x - y)), where x = the highest marginal federal alternative minimum Tax rate (including any surtax) that applies to a U.S. citizen for such taxable year (currently 28%), and y = the highest rate of federal income Tax that applies to a U.S. citizen’s long-term capital gains for such taxable year (currently 15%); provided, however, that for any taxable year after 2012, x = the highest marginal federal income Tax rate (including any surtax) that applies to a U.S. citizen for such taxable year (currently 35%). Thus, under current Law, the Gross-Down Factor for Seller’s taxable year ending December 31, 2012 is equal to 88.4956% ( 1 / (1 + (.28 - .15))).

(iii) The “California S Corporation Gross-Up Factor” for any taxable year of Seller shall be equal to 1 / (1 - x / (1 - y)), where x = the highest rate of California franchise Tax that applies to an S corporation doing business in California for such taxable year (currently 1.5%), and y = the highest marginal California personal income Tax rate (including the Mental Health Services Tax imposed by California Revenue & Taxation Code Section 17043 and any surtax) that applies to a California resident individual for such taxable year (currently 10.3%). Thus, under current Law, the California S Corporation Gross-Up Factor for Seller’s taxable year ending December 31, 2012 is equal to 101.7007% ( 1 / (1 - .015 / (1 - .103))).

(iv) The “Gross-Up Factor” for Seller’s taxable year including the Closing Date shall be equal to 1 / (1 - (x + y)), where x = the highest rate of federal income Tax that applies to a U.S. citizen’s long-term capital gains for such taxable year (currently 15%), and y = the highest marginal California personal income Tax rate (including the Mental Health Services Tax imposed by California Revenue & Taxation Code Section 17043 and any surtax) that applies to a California resident individual for such taxable year (currently 10.3%). Thus, under current Law, the Gross-Up Factor for Seller’s taxable year ending December 31, 2012 is equal to 133.8688% ( 1 / (1 - (.15 + .103))). For purposes of Section 9.12(g), the “Gross-Up Factor” for any subsequent taxable year of Seller shall be equal to 1 / (1 - (x + (y * (1 - z)))), where x = the highest rate of federal income Tax that applies to a U.S. citizen’s long-term capital gains for such taxable year (currently 15%), y = the highest marginal California personal income Tax rate (including the Mental Health Services Tax imposed by California Revenue & Taxation Code Section 17043 and any surtax) that applies to a California resident individual for such taxable year (currently 10.3%), and z = the highest marginal federal income Tax rate (including any surtax) that applies to a U.S. citizen for such taxable year (currently 35%). Thus, under current Law, the Gross-Up Factor for Seller’s taxable year ending December 31, 2014 is equal to 127.7058% ( 1 / (1 - (.15 + (.103 * (1 - .35)))).

(v) The “Tax Rate Differential” for Seller’s taxable year including the Closing Date shall be equal to the excess (currently 13%) of the highest marginal federal alternative minimum Tax rate (including any surtax) that applies to a U.S. citizen for such taxable year (currently 28%) over the highest rate of federal income Tax that applies to a U.S. citizen’s long-term capital gains for such taxable year (currently 15%).

(vi) “Ordinary Income Assets” means assets to the extent that any gain on the sale of such assets would be ordinary income rather than capital gain for federal income Tax purposes.

(vii) In determining (A) the amount of gain recognized on sale of the Transferred Membership Interests under subparagraph (iii) of Section 9.12(a), and (B) the adjusted basis of Ordinary Income Assets for purposes of applying subparagraph (iv) of Section 9.12(a), there shall be used the Tax basis information set forth on the attached Schedule 9.12(b)(vii), as the same may be adjusted for the passage of time from the date as of such information (as indicated on such schedule) through the Closing Date (but without regard to the sale of the Transferred Membership Interests). As soon as practicable after the Closing, Seller shall notify Buyer of Seller’s calculation of any such adjustments (which shall be subject to Buyer’s review and approval and, in the event of any disagreement regarding the same, such disagreement shall be submitted to the Accounting Firm for resolution).

(c) The total amount to be paid pursuant to each subparagraph of Section 9.12(a) for any taxable year of Seller, if any, shall be estimated by Seller and provided, with appropriate supporting calculations, in writing to Buyer within sixty (60) days after the date of each payment to Seller which is included in the Tax Purchase Price; provided that with respect to Section 9.12(a)(iv), such estimate and supporting calculations shall initially be provided within sixty (60) days after the date Buyer notifies Seller in writing of the aggregate allocation required by Section 9.9(b)(ii) to all Ordinary Income Assets of the Company. In connection with each such estimate, Seller may but shall not be required to provide to Buyer one or more additional revised estimates, with appropriate supporting calculations, at any time during such taxable year. Seller shall provide to Buyer an additional calculation after the end of such taxable year if such calculation would differ from the most recent estimate. If Buyer disputes any such estimate or calculation, the dispute shall be submitted to the Accounting Firm for resolution. The cost of the Accounting Firm shall be borne equally by Buyer and Seller. Buyer shall spread its payment of the most recent estimated amount required to be paid to Seller pursuant to any subparagraph of Section 9.12(a) for any taxable year of Seller among the four estimated Tax installments in proportion to the applicable estimated Tax percentages for Seller for such taxable year (currently 25% per quarter for federal income Tax estimated Tax installments and 30%, 40%, 0% and 30% for quarters 1-4, respectively, for California franchise Tax estimated Tax installments); provided that the most recent estimated amount required to be paid to Seller pursuant to Section 9.12(a)(iv) for Seller’s taxable year including the Closing Date shall instead be paid in full in connection with the fourth quarter estimated Tax installment. Buyer shall wire to the account designated by Seller the amount to be paid pursuant to each subparagraph of Section 9.12(a) in connection with each estimated Tax installment for Seller for each taxable year of Seller, on or before the later of (i) the 20th day after Seller provided its most recent required or optional estimate and supporting calculations to Buyer with respect to such subparagraph and such taxable year (unless, within fifteen (15) days after receiving such estimate and supporting calculations, Buyer notified Seller that Buyer disagreed with such estimate and provided its estimate and supporting calculations in writing to Seller, in which case such 20th day shall instead be the 5th day after resolution of the dispute, either by agreement of the parties or by the Accounting Firm), or (ii) five (5) business days before the due date of such estimated income or franchise Tax installment (currently April 15, June 15, September 15 and December 15 of such taxable year). If, at any time after the end of any taxable year, and before the due date with extensions of Seller’s federal income tax return for such year, other than by reason of a final adjustment as a result of a Dispute (as defined in Section 9.12(d)), (A) the aggregate amount to be paid pursuant to Section 9.12(a) for such taxable year exceeds the aggregate payments previously made by Buyer to Seller pursuant to Section 9.12(a) for such taxable year reduced by the aggregate payments, if any, previously made by Seller to Buyer pursuant to this sentence, Buyer shall wire to the account designated by Seller the amount of the excess, or (B) the aggregate payments previously made by Buyer to Seller pursuant to Section 9.12(a) for such taxable year reduced by the aggregate payments, if any, previously made by Seller to Buyer pursuant to this sentence exceed the aggregate amount to be paid pursuant to Section 9.12(a) for such taxable year, Seller shall wire to the account designated by Buyer the amount of the excess, in each case on or before the 20th day after either party (a “Providing Party”) provided its most recent calculation to the other party with respect to such subparagraph and such taxable year (unless, within fifteen (15) days after receiving such calculation, such other party notified the Providing Party that such party disagreed with such calculation and gave its own calculation in writing to the Providing Party, in which case such 20th day shall instead be the 5th day after resolution of the dispute, either by agreement of the parties or by the Accounting Firm).

(d) In the event of any audit by or dispute with any taxing authority (a “Dispute”) concerning any Tax issue and taxable year based on which Buyer has made or is required to make any payment to Seller pursuant to this Section 9.12, Seller shall control the conduct of such Dispute and shall be able to settle, compromise or concede any portion of such Dispute; provided, however, that Seller shall not have the right to control any such Dispute if the Member Representative has failed or ceased diligently to defend against the adjustment in Tax proposed in such Dispute, and provided, further, that Seller shall not have the right to settle, compromise or concede any portion of such Dispute without the prior approval of Buyer unless Buyer has previously paid, or without regard to such Dispute is required to pay, pursuant to this Section 9.12 the amount of its maximum potential Liability pursuant to Section 9.12(e). With respect to any Dispute that it controls, the Member Representative (i) shall give prompt notice to Buyer of any Tax adjustment proposed in writing pursuant to such Dispute, including, without limitation, the right to participate in conferences with taxing authorities and submit pertinent material in support of Buyer’s position, and (ii) shall afford Buyer the right to participate, at Buyer’s expense, in the conduct of such Dispute. Subject to Section 9.12(e) and Section 9.12(i) but notwithstanding any other contrary provision of this Agreement, upon request from time to time by Seller, accompanied in each case by a copy of the related invoice(s), Buyer shall pay to Seller that portion of the reasonable professional fees and other costs incurred by Seller in connection with any Dispute that is attributable to one or more Tax issues and taxable years based on which Buyer has made or is required to make any payment to Seller pursuant to this Section 9.12 (and not, for example, to any other Tax issues or taxable years that may also be included in such Dispute) (such portion of such reasonable professional fees and other costs, the “Dispute Fees”). For the avoidance of doubt, for purposes of the immediately preceding sentence, “costs” shall not include any Taxes, interest, penalties or other additions to Tax. If, as a result of any Dispute, there is a final adjustment for any taxable year, then:

(i) The amount payable by Buyer to Seller pursuant to this Section 9.12 shall be recomputed to reflect such final adjustment, including in such amount payable any interest, penalties and other additions to Tax (but excluding any penalties for fraud or gross negligence) which may be included in such final adjustment); provided that for the avoidance of doubt, no final adjustment in connection with Section 9.12(a)(iii) for any taxable year (including any final adjustment in the amount of Seller’s California franchise Tax for such taxable year) shall be taken into account for purposes of such recomputation except any final adjustment in (A) the amount of the gain recognized by Seller and apportioned to California for California franchise Tax purposes during such taxable year by reason of its sale of the Transferred Membership Interests, or (B) the amount of any built-in gains apportioned to California and subject to the built-in gains Tax imposed on Seller for such taxable year pursuant to California Revenue & Taxation Code Section 23809; and

(ii) Buyer or Seller, as the case may be, shall promptly upon request (and, in the case of Buyer, upon receipt from Seller of a copy of the audit report or other evidence of such final adjustment) wire to the account designated by Seller or Buyer, respectively, the amount of the difference between the aggregate amount previously paid by Buyer to Seller pursuant to this Section 9.12 and the total amount to be paid by Buyer to Seller pursuant to this Section 9.12 taking such final adjustment into account. The provisions of this Section 9.12(d), including the immediately preceding sentence, shall also apply in the case of refunds, or credits or offsets against any Taxes of Seller, received by Seller with respect to any federal or state Taxes that were paid for any taxable year of Seller beginning on or after January 1, 2012 and are related to any Tax issue and taxable year based on which Buyer has made or is required to make any payment to Seller pursuant to this Section 9.12. For purposes of recomputing the amount payable by Buyer to Seller pursuant to this Section 9.12 as to any such federal or state Taxes, the aggregate amount of such federal or state Taxes paid by Seller shall not include the amount of such Taxes paid by Seller to the extent of refunds, or credits or offsets against any Taxes of Seller, received by Seller with respect to any such federal or state Taxes paid for any taxable year of Seller beginning on or after January 1, 2012 (treating any interest received by Seller as if it were a refund of such Taxes paid).

(e) In no event will the aggregate Liability of Buyer for payments to Seller pursuant to this Section 9.12 (determined without regard to Section 9.12(g)) exceed $9,000,000 (the “Cap”). Solely for this purpose, any payments made by Buyer to Seller pursuant to the first sentence of Section 9.9(e) shall be treated as payments made to Seller pursuant to this Section 9.12 and, accordingly, shall be included in the aggregate amount of payments subject to the Cap.

(f) All payments made by Buyer to Seller, or by Seller to Buyer, pursuant to this Section 9.12 shall be treated by the parties as an adjustment to the Tax Purchase Price unless otherwise required by Law.

(g) The parties acknowledge that allocations of taxable income of the Company to the Seller Group Members will increase the Tax bases of their Membership Interests, and that allocations of taxable loss of the Company and distributions of cash to them will reduce such Tax bases, under Code §705. Accordingly, to the extent they are allocated more taxable income than the sum of the amounts of taxable loss allocated to them and of cash distributed to them, the Tax bases of their Membership Interests will increase over time, resulting in income Tax savings to them on sale of their Membership Interests. In connection with any sale of Membership Interests by Seller or Newco pursuant to the exercise of a Put or Call under the Operating Agreement (with all such terms having the meanings ascribed to them in the Operating Agreement), Seller agrees to pay to Buyer the Tax Savings Amount (as defined below, representing the parties’ estimated amount of such Tax savings to the Seller Group Members) for such sale, as provided in this Section 9.12(g).

The “Tax Savings Amount” for any such sale shall be equal to the product of:

(i) the Gross-Up Factor for the taxable year of such sale (under current law, the Gross-Up Factor for Seller’s taxable year ending on December 31 in 2014, 2015 or 2016 is, pursuant to Section 9.12(b)(iv), equal to 127.7058%), provided that if the Tax Savings Amount for such sale determined without regard to this proviso exceeds the amount of the gain that Seller or Newco, as the case may be, realizes on such sale for federal income Tax purposes or Seller or Newco realize a loss or no gain on such sale, then notwithstanding Section 9.12(b)(iv), the Gross-Up Factor for the taxable year of such sale for purposes of applying this clause (i) to such sale shall be equal to 1 / (1 – (w * (x + (y * (1 – z))))), where w = the amount of the gain, if any, that Seller or Newco, as the case may be, realizes on such sale for federal income Tax purposes (and zero if a loss or no gain is realized) divided by the Tax Savings Amount for such sale determined without regard to this proviso and x, y and z have the meanings specified in the third sentence of Section 9.12(b)(iv) (and for the avoidance of doubt, the parties agree that the Gross-Up Factor for the taxable year of such sale for purposes of applying this clause (i) to such sale shall be 100% if Seller or Newco, as the case may be, realizes a loss or no gain on such sale for federal income Tax purposes, and otherwise shall be no less than 100% and no greater than the Gross-Up Factor for the taxable year of such sale determined without regard to this proviso);

(ii) the excess, if any, of (A) the net increase, if any, in the Tax basis for federal income Tax purposes of the Membership Interests sold by Seller or Newco, as the case may be, in such sale, solely by reason of the aggregate allocations of taxable income, if any, to Seller or Newco, as the case may be, for federal income Tax purposes with respect to such Membership Interests for periods beginning on or after the day after the Closing Date in excess of the sum of (I) the aggregate allocations of taxable loss, if any, to Seller or Newco, as the case may be, for federal income Tax purposes with respect to such Membership Interests for such periods, and (II) the aggregate distributions of cash to Seller or Newco, as the case may be, with respect to such Membership Interests at any time after the Closing Date (including Tax distributions with respect to such Membership Interests pursuant to Section 3.1 of the Operating Agreement whether made before, on or after the closing date of such sale), over (B) the amount of the loss, if any, realized by Seller or Newco, as the case may be, on such sale for federal income Tax purposes (which amount described in this subclause (B) is understood to be zero if there is no such loss); and

(iii) an amount equal to x + (y * (1 - z)) (currently 21.695%), where x = the highest rate of federal income Tax that applies to a U.S. citizen’s long-term capital gains for such taxable year (currently 15%), y = the highest marginal California personal income Tax rate (including the Mental Health Services Tax imposed by California Revenue & Taxation Code Section 17043 and any surtax) that applies to a California resident individual for such taxable year (currently 10.3%), and z = the highest marginal federal income Tax rate (including any surtax) that applies to a U.S. citizen for such taxable year (currently 35%); provided that the formula in clause (iii) of this sentence shall instead be x + y (currently 25.3%), where x and y have the meanings specified in such clause (iii), unless, within 9  1/2 months after the end of the taxable year of such sale, Helga Arminak delivers to the Company a written certification from the accountant who prepared or will prepare her federal income Tax Return for such year that she owes (or owed but paid) federal income Tax, but not federal alternative minimum Tax, for such taxable year.

The Tax Savings Amount for such sale shall be estimated by the parties and offset against the purchase price paid at the closing for such sale, with a true-up payment made by Buyer or Seller, within 15 days of the final calculation of the Tax Savings Amount, equal to any difference between the final calculation of the Tax Savings Amount and the estimate. For purposes of this Section 9.12(g), the amount of the gain or loss realized by Seller or Newco, as the case may be, on such sale for federal income Tax purposes shall be determined based on the Tax basis information, as adjusted after the Closing, referenced in Section 9.12(b)(vii) and based on such other information not in conflict therewith as is relevant in determining in accordance with Code §705 the Tax basis of the Membership Interests of Seller or Newco, as the case may be, that are sold in such sale. In connection therewith, Buyer shall have access to such other information. Any dispute regarding the amount of the gain or loss realized by Seller or Newco shall be submitted to the Accounting Firm for resolution, promptly following (and, in any event, within 15 days of) which any required true-up payment shall be made.

(h) The provisions of this Section 9.12 are illustrated by examples on Schedule 9.12(h).

(i) Notwithstanding any other provision of this Section 9.12, for taxable years of Seller after Seller’s taxable year including the Closing Date, Buyer shall not be required to pay to Seller pursuant to Section 9.12(a)(i) (with respect to federal built-in gains Taxes) or Section 9.12(a)(ii) (with respect to California built-in gains Taxes) or Section 9.12(d), (A) fifty percent (50%) of the Double Tax (as defined below) multiplied by the California Individual Gross-Up Factor (as defined in Section 9.12(b)(i)) for the taxable year of Seller (with respect to Section 9.12(a)(i)) or multiplied by the Gross-Down Factor (as defined in Section 9.12(b)(ii)) for the taxable year of Seller, as the case may be, or (B) the interest, penalties, or Dispute Fees (as defined in Section 9.12(d)) directly related to the Double Tax. The “Double Tax” shall be equal to the aggregate amount, if any, of the federal or California built-in gains Taxes paid by Seller for all of its taxable years beginning on or after January 1, 2012 by reason of the sale of any portion of its Membership Interest in the Company to Buyer (including pursuant to the future exercise of the put or call for which Section 9.1 provides) in excess of one hundred percent (100%) of such federal and California built-in gains Taxes that would be paid by Seller for all of its taxable years beginning on or after January 1, 2012 based on the federal net unrealized built-in gain or the federal net unrealized built-in gain apportioned to California, as the case may be, as finally determined for federal or California built-in gains Tax purposes. (I) For purposes of applying the immediately preceding sentence, the aggregate amount of federal or California built-in gains Taxes paid by Seller shall not include the amount of such Taxes paid by Seller to the extent of refunds, or credits or offsets against any Taxes of Seller, received by Seller with respect to any federal or California built-in gains Taxes paid for any taxable year of Seller beginning on or after January 1, 2012 (excluding from such refunds, credits or offsets any interest received by Seller), and (II) the provisions of Section 9.12(d)(ii) to the effect that certain refunds, offsets or credits result in a recomputation of the amount payable by Buyer to Seller pursuant to this Section 9.12 and an appropriate payment by Buyer or Seller, as the case may be, shall apply to the refunds, credits or offsets described in clause (I) above, provided that for purposes of this Section 9.12 any interest received by Seller in connection with any refunds, credits or offsets described in clause (I) above shall be excluded from the amount of such refunds, credits or offsets.

9.13	Funding the Limited Agreement.

(a) Buyer agrees to cause the Company to perform its obligations under the Limited Agreement, including the construction of the Facility. Buyer further agrees that if, in order to perform its obligations under the Limited Agreement, the Company requires funding in addition to any funds that are generated internally by the Company operations, then Buyer will provide debt financing in an amount necessary or appropriate to enable the Company to perform its obligations under the Limited Agreement. All such debt financing provided by or on behalf of Buyer shall bear a market rate of interest.

(b) Following the Closing, Buyer and the Company shall (i) be responsible for all of the costs, expenses or payments required to enable the Company to perform its obligations under the Limited Agreement and (ii) be liable in any respect for all defaults or breaches by the Company under the Limited Agreement. Buyer and/or the Company shall reimburse and indemnify each Seller Group Member any such costs, expenses and/or Liabilities referred to in the preceding sentence.

9.14	Access to Records.

For a period of seven (7) years after the Closing, Buyer and the Transferred Companies shall (a) maintain in an orderly and businesslike fashion all books, records and data in such Person’s possession on the Closing Date; (b) permit each Seller Group Member and their respective employees, counsel, auditors and other representatives to have reasonable access at such Seller Group Member’s expense to such books, records and data in connection with the preparation of such Seller Group Member’s financial reports, tax returns, tax audits and the defense or prosecution of litigation (including arbitration); and (c) provide each Seller Group Member with reasonable assistance at such Seller Group Member’s expense (but only for Buyer’s or the Transferred Company’s documented out-of-pocket expenses that have been pre-approved by such Seller Group Member) by the provision of employees of the Transferred Companies to act as witnesses and to prepare documents, reports and other information requested by such Seller Group Member in support of activities described in clause (b) above.

9.15	Excluded Assets and Excluded Liabilities.

With respect to any Excluded Assets which are not capable of being transferred out of the Transferred Companies prior to the Closing, after the Closing, the Transferred Companies shall (and Buyer shall cause each of the Transferred Companies to) provide Seller with all of the benefits and proceeds of such Excluded Assets as and when received by the Transferred Companies and when an Excluded Asset becomes capable of being transferred, the Transferred Companies shall promptly transfer title, ownership and possession of such Excluded Asset to Seller in form and substance reasonably acceptable to Buyer and Member Representative. Notwithstanding the foregoing, the Excluded Assets, the Excluded Liabilities and the Excluded Asset/Liability Agreements shall remain subject to the indemnity obligations of each Seller Group Member to the extent set forth in ARTICLE 10.

9.16	Automobile Leases.

Following the Closing, the Seller Group Members shall be responsible for all costs, expenses and Liabilities incurred by the Company in connection with the two automobiles listed below (each, a “Leased Car”), including the cost of leasing, operation, maintenance, repairs, any return or mileage fees and insurance coverage. Reimbursement for such costs, expenses and payments will be made to the Company either, at the sole discretion of the Company, (i) by the Company offsetting the wages of the employee who has responsibility for the applicable Leased Car, or (ii) by Member Representative paying the Company on behalf of the employee who has responsibility for the applicable Leased Car within ten (10) days after the Company submits to Member Representative an invoice for such costs, expenses and payments:

(a) that certain Motor Vehicle Lease Agreement between Rusnak Arcadia and the Company in connection with the lease of a 2009 Mercedes B-S550V SD; and

(b) that certain Motor Vehicle Lease Agreement between Rusnak Pasadena and the Company in connection with the lease of a 2009 Porsche Cayenne 4DR SUV.

Buyer and the Company agree that, following Closing, the Seller Group Member who has responsibility for a Leased Car shall have the exclusive right to use that Leased Car.

ARTICLE 10

INDEMNIFICATION

10.1	Survival of Representations and Warranties.

The representations, warranties, covenants and other agreements in this Agreement and the Related Agreements and the Schedules and Exhibits attached hereto and thereto shall survive the Closing as follows:

(a) the representations or warranties contained in Sections 5.1, 5.2, 5.3, 5.4, 5.21, 5.24, 6.1, 6.2, 6.3, 6.5, 7.1, 7.2, 7.3, and 7.6 (the “Fundamental Representations”) shall survive indefinitely;

(b) the representations or warranties contained in Sections 5.16 (Environmental Matters), 5.20 (Tax Matters), 5.27 (Compliance with Export and Import Laws) and 5.28 (Foreign Corrupt Practices Act) (the “Statutory Representations”) shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days;

(c) all of the other representations and warranties set forth in this Agreement and the Schedules and Exhibits attached hereto or in any writing or certificate delivered by any party to another party in connection with this Agreement shall survive the Closing and shall remain in full force and effect until the date that is twenty-four (24) months from the Closing Date; and

(d) all of the covenants and other agreements set forth in this Agreement and the Schedules and Exhibits attached hereto or in any writing or certificate delivered by any party to another party in connection with this Agreement shall survive the Closing and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days;

Notwithstanding the preceding sentence of this Section 10.1, if an Indemnitee delivers written notice to the other party of a claim for indemnification for a breach of any representations, warranties, covenants or agreements set forth herein or in any Related Agreement prior to the expiration of the applicable survival period, such claim shall survive until finally resolved. The representations, warranties, covenants and other agreements in this Agreement and the Related Agreements and the Schedules and Exhibits attached hereto and thereto shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any party.

10.2	Indemnification.

(a) Indemnification by Seller Group Members. From and after the Closing, each Seller Group Member, jointly and severally, agrees and covenants to indemnify Buyer and its Affiliates (including the Transferred Companies after the Closing), and their respective stockholders, unitholders, officers, directors, employees, members, managers, agents, partners, representatives, successors and assigns (each, a “Buyer Party” and collectively, the “Buyer Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such Buyer Parties as and when incurred for any loss, Liability, demand, judgment, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or expense, whether or not arising out of third-party claims (including interest, penalties, reasonable legal, consulting and other professional fees and expenses) and all amounts incurred in investigation, defense or settlement of any of the foregoing, including all amounts incurred in determining that such amounts meet the definition of a ‘Mature Loss.’ (collectively, “Losses”), which any such Buyer Party may suffer, sustain or become subject to, based upon, arising out of or incurred as a result of:

(i) any inaccuracy in or breach of any of the representations or warranties of any Seller Group Member or the Company contained in this Agreement and the Related Agreements and the Schedules and Exhibits attached hereto and thereto;

(ii) any breach or default in the performance of any covenant, agreement or obligation to be performed by any Seller Group Member pursuant to this Agreement and the Related Agreements or any of the Schedules and Exhibits attached hereto;

(iii) any outstanding Indebtedness of the Transferred Companies in existence as of the Closing (or otherwise relating to periods on or prior to the Closing) and any Losses related to removing any Encumbrances (other than Permitted Encumbrances) on the assets, properties, titles or interests of the Transferred Companies immediately prior to or after the Closing;

(iv) any Excluded Liabilities and any breach or default in the performance of any covenant, agreement or obligation to be performed by any Seller Group Member or the Company (prior to the Closing) pursuant to, or any tort claim against any Seller Group Member or the Company (in connection with actions of the Company prior to the Closing) related to, the Excluded Asset/Liability Agreements;

(v) any Transaction Expenses unpaid or outstanding as of the Closing (including all costs and expenses of Sage related to the fees and expenses that will be due in connection with any sale of all or any portion of the 30% Membership Interests that are subject to the put/call rights);

(vi) those items listed on Schedule 10.2(a)(vi).

For the avoidance of doubt, the parties agree that with respect to the Excluded Liabilities and the Excluded Asset/Liability Agreements, the Buyer Parties may pursue their indemnity rights under this ARTICLE 10 first or jointly with the Company asserting its rights under the Excluded Asset/Liability Agreements, and the Company need not first recover (or fail to recover) under the Excluded Asset/Liability Agreements in order for the Buyer Parties to obtain indemnification for their Losses from the Seller Group Members under this ARTICLE 10.

With respect to any particular Losses, the Buyer Parties shall not be entitled to any indemnification under this Section 10.2(a) to the extent that such Losses have been otherwise specifically addressed pursuant to an adjustment under Section 2.4(g) or to the extent that they have actually been paid pursuant to Section 9.9(b)(i) or any other provision of this Agreement except this Section 10.2(a). In connection with any Mature Losses which the Buyer Parties are entitled to payment or reimbursement for hereunder, the Buyer Parties shall proceed in the following order: (A) first, proceed against the funds in the Escrow, (B) second, if at the time any Mature Losses are due and payable to the Buyer Parties (after first proceeding against the funds in Escrow) Buyer is obligated to pay to Seller any purchase price in connection with the exercise of the put and call rights referred to in Section 9.1 of this Agreement, then Buyer shall have the right to set off the amount of such Mature Losses against any such purchase price amounts in the manner set forth in the Operating Agreement, and (C) third, then directly against any Seller Group Member. It is understood and agreed that if at the time any Mature Losses are due and payable to the Buyer Parties, the funds in the Escrow have been exhausted or the Escrow no longer exists, and there are no unpaid purchase price amounts payable by Buyer with respect to the put and call rights referred to in Section 9.1 of this Agreement, then Buyer may seek to proceed to recover such Mature Losses directly from any Seller Group Member (as provided in Clause (C), above). Each Seller Group Member agrees and acknowledges that nothing in this Agreement (including this Section 10.2(a)) shall limit or restrict any of the Buyer Parties’ rights to maintain or recover any amounts in connection with any action or claim based upon fraud, intentional misrepresentation or willful or criminal misconduct. Nothing in this Section 10.2(a) shall be deemed to alter the survival periods set forth in Section 10.1 in any manner.

(b) Indemnification by Buyer. From and after the Closing, Buyer agrees and covenants to indemnify Seller Group Members and their respective Affiliates and their respective stockholders, unitholders, officers, directors, employees, members, managers, agents, partners, representatives, successors and assigns (each, a “Seller Party” and collectively, the “Seller Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such Seller Parties as and when incurred for any Losses which any such Seller Party may suffer, sustain or become subject to, based upon, arising out of or incurred as a result of:

(i) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement and the Related Agreements and the Schedules and Exhibits attached hereto and thereto;

(ii) any breach or default in the performance of any covenant, agreement or obligation to be performed by Buyer or any of its Affiliates pursuant to this Agreement and the Related Agreements or any of the Schedules and Exhibits attached hereto; and

(iii) any breach or default in the performance of any covenant, agreement or obligation to be performed by either Buyer or the Company (after the Closing) pursuant to, or any tort claim against Buyer or the Company (in connection with actions of the Company after the Closing) related to, the Excluded Asset/Liability Agreements after the Closing.

With respect to any particular Losses, the Seller Parties shall not be entitled to any indemnification under this Section 10.2(b) to the extent that such Losses have been otherwise specifically addressed pursuant to an adjustment under Section 2.4(g), or to the extent such Losses have actually been paid pursuant to any provision of this Agreement except this Section 10.2(b). Seller Group Members may seek to proceed to recover any Mature Losses directly from Buyer. Buyer agrees and acknowledges that nothing in this Agreement (including this Section 10.2(b)) shall limit or restrict any Seller Party’s rights to maintain or recover any amounts in connection with any action or claim based upon fraud, intentional misrepresentation or willful or criminal misconduct. Nothing in this Section 10.2(b) shall be deemed to alter the survival periods set forth in Section 10.1 in any manner. Provided further, that any Seller Party that alleges a breach of the representations and warranties set forth in Section 7.9 shall bear the initial burden of proving that Lynn Brooks or Don Laipple, as applicable, had actual knowledge (evidenced by a conscious awareness of the relevant facts) of the applicable breach of representation or warranty by the breaching Seller Group Member(s) and/or the Company.

10.3	Certain Limitations.

(a) Indemnification by Seller Group Members. Seller Group Members shall not be liable to the Buyer Parties for indemnification under Section 10.2(a)(i) (other than with respect to a claim for indemnification based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any Fundamental Representations or any Statutory Representations), until the aggregate amount of all such Losses exceeds $280,000.00, in which event Seller Group Members shall be required to pay or be liable for all such Losses from the first dollar; provided, however, that in no event shall Seller Group Members be liable to the Buyer Parties for indemnification under Section 10.2(a)(i) (other than with respect to a claim for indemnification based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any Fundamental Representations or any Statutory Representations) for any Losses in excess of $7,500,000.00. Notwithstanding any provision herein to the contrary, the cumulative indemnification obligation of Roger Abadjian as an individual under Section 10.2(a) shall in no event exceed 2.5% of the Purchase Price actually paid to Seller hereunder. Notwithstanding the foregoing, each of the other Seller Group Members shall remain jointly and severally liable for the indemnification obligations under Section 10.2(a).

(b) Determination of Losses. For purposes of this ARTICLE 10, (i) the amount of any Loss resulting from any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality or Material Adverse Effect qualification contained in or otherwise applicable to such representation or warranty, and (ii) any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality or Material Adverse Effect qualification contained in or otherwise applicable to such representation or warranty. For the avoidance of doubt, the parties have included materiality qualifiers in the representations and warranties for the sole purpose of preparing disclosure schedules and diligence related thereto, and not for the purpose of allocating risk of loss between the parties.

10.4	Indemnification Procedures.

(a) Defense of Third-Party Claims. Except as set forth in Section 9.9, any Person making a claim (“Third Party Claim”) for indemnification under this Section 10.4(a) (an “Indemnitee”) shall notify the indemnifying party (an “Indemnitor”) of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable) and the basis thereof; provided, that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that (and only to the extent that) the Indemnitor forfeits rights or defenses by reason of such failure. The Indemnitor, shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing a recognized and reputable counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided, that prior to the Indemnitor assuming control of such defense the Indemnitor shall first (i) confirm to the Indemnitee in writing that the Indemnitor shall be fully responsible (with no reservation of any rights) for all Liabilities and obligations relating to such claim for indemnification in accordance with and subject to the terms, conditions and limitations set forth in this ARTICLE 10, and (ii) verify to the reasonable satisfaction of the Indemnitee that the Indemnitor has sufficient financial resources to fund the litigation and all Liabilities and obligations relating to such claim for indemnification; and provided, further, that:

(i) the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided, that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor, and except that the Indemnitor shall pay all of the fees and expenses of such separate counsel if the Indemnitee has been advised by counsel pursuant to a written legal opinion that a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Indemnitee); and

(ii) an Indemnitor shall not be entitled to control such defense (unless otherwise agreed to in writing by the Indemnitee) and the Indemnitor shall pay the fees and expenses of counsel retained by the Indemnitee if (A) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (B) the Indemnitee reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or injure the Indemnitee’s reputation or future business prospects; (C) the claim seeks an injunction or equitable relief against the Indemnitee; (D) the Indemnitee has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Indemnitee; (E) if the Indemnitor is a Seller Group Member, the claim is brought by a customer or supplier of the Transferred Companies; or (F) the Indemnitor failed or is failing to vigorously prosecute or defend such claim.

(b) Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnitor shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnitee, except as provided in this Section 10.4(b). If a firm offer is made to settle a Third Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnitee and provides, in customary form, for the unconditional release of each Indemnitee from all Liabilities and obligations in connection with such Third Party Claim and the Indemnitor desires to accept and agree to such offer, the Indemnitor shall give written notice to that effect to the Indemnitee. If the Indemnitee fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third Party Claim and in such event, the maximum Liability of the Indemnitor as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnitee fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnitor may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnitee has assumed the defense pursuant to Section 10.4(a), it shall not agree to any settlement without the written consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed).

(c) Direct Claims. Any Action by an Indemnitee on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnitee giving the Indemnitor reasonably prompt written notice thereof, but in any event not later than 30 days after the Indemnitee becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except and only to the extent that the Indemnitor forfeits rights or defenses or is prejudiced by reason of such failure. Such notice by the Indemnitee shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that has been or may be sustained by the Indemnitee. The Indemnitor shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnitee shall allow the Indemnitor and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnitee shall assist the Indemnitor’s investigation by giving such information and assistance (including access to any Transferred Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnitor or any of its professional advisors may reasonably request. If the Indemnitor does not so respond within such 30 day period, the Indemnitor shall be deemed to have rejected such claim, in which case the Indemnitee shall be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Agreement.

(d) Payment of Losses. Notwithstanding anything to the contrary which may be contained in this Agreement or in the Operating Agreement the Seller Group Members and Buyer shall not be required to pay any Losses asserted in any indemnification claim pursuant to Section 10.2 or Section 10.3 of this Agreement, respectively, unless and until such Losses constitute “Mature Losses” (as this term is defined below). Losses constitute “Mature Losses” upon the earlier of (i) the date on which the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement or settlement with respect to the indemnification claim for such Losses or (ii) the date on which a determination with respect to the indemnification claim for such Losses shall have been made in accordance with the dispute resolution process provided in Exhibit D and if such determination is made in litigation of the indemnification claim in accordance with such dispute resolution process, the time in which to appeal the applicable judicial decision has expired.

10.5	Certain Waivers.

(a) Subject to the provisions of Section 10.5(b), each Seller Group Member hereby agrees that it shall not make any claim for indemnification against Buyer, the Transferred Companies or any of their respective Affiliates by reason of the fact that such Seller Group Member is or was a member, stockholder, employee or agent of the Transferred Companies or any of their predecessors or Affiliates or is or was serving at the request of the Transferred Companies or any of their Affiliates as a partner, trustee, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, by-law, constituent document, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by any of the Buyer Parties against the Seller Group Members pursuant to this Agreement or applicable Law or otherwise, and each Seller Group Member hereby acknowledges and agrees that it shall not have any claim or right to contribution or indemnity from the Transferred Companies or any of their Affiliates with respect to any amounts paid by it pursuant to this Agreement or otherwise. Effective upon the Closing, each Seller Group Member hereby irrevocably waives, releases and discharges the Transferred Companies and their Affiliates from any and all Liabilities to it of any kind or nature whatsoever, whether in the capacity as a unitholder, stockholder or employee of the Transferred Companies or any of their Affiliates or otherwise (including in respect of any rights of contribution or indemnification), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding or otherwise at law or in equity, and each Seller Group Member agrees that it shall not seek to recover any amounts in connection therewith or thereunder from the Transferred Companies or any of their Affiliates. In no event shall the Transferred Companies or any of their Affiliates have any Liability whatsoever to the Seller Group Members for any breaches of the representations, warranties, agreements or covenants of the Transferred Companies hereunder, and in any event the Seller Group Members may not seek contribution from the Transferred Companies or any of their Affiliates in respect of any payments required to be made by the Seller Group Members pursuant to this Agreement. Each Seller Group Member hereby acknowledges and agrees as to itself only that other than as provided for in this Agreement, such Seller Group Member shall have no “look back” or similar rights and in no event shall be entitled to additional consideration with respect to the sale, exchange or cancellation of any of such Seller Group Member’s Membership Interests pursuant to the terms hereof.

(b) The provisions of Section 10.5(a) of this Agreement, and the waivers and releases set forth therein, shall not apply to any of the following: (i) any and all Liabilities of Buyer under this Agreement and the Related Agreements and any and all rights and remedies which the Seller Group Members or any of them may now have or hereafter acquire against Buyer in respect of such Liabilities (including, without limitation, indemnification claims against Buyer pursuant to Section 10.2(b) of this Agreement); (ii) any and all rights and remedies which any Seller Group Member may have under or in respect of the Operating Agreement; (iii) any and all rights and remedies which any Seller Group Member may have under or in respect of the Parent Guaranty; and (iv) any right which any Seller Group Member or any of their Affiliates may have to indemnification pursuant to the bylaws of Arminak & Associates Inc. and/or the Company by reason of the fact that such Seller Group Member or Affiliate is or was a member, stockholder, employee or agent of the Transferred Companies or any of their predecessors or is or was serving at the request of the Transferred Companies or any of their predecessors as a partner, trustee, employee or agent of another entity.

10.6	Manner of Payment.

Except as otherwise provided herein, the payment of any Mature Losses with respect to any indemnification of the Buyer Parties or the Seller Group Members pursuant to this ARTICLE 10 shall be effected by wire transfer of immediately available funds from the Seller Group Members, on a joint and several, or several, basis, as applicable, or Buyer, as the case may be, to an account(s) designated by the applicable Buyer Party or Member Representative, as the case may be, within ten (10) days after the applicable Losses first become Mature Losses. Any such indemnification payments shall include interest at the Applicable Rate calculated on the basis of the actual number of days elapsed over 360, from the date any such Mature Loss is suffered or sustained to the date of payment. In connection with the recovery of any Mature Losses to which the Buyer Parties are entitled to receive, the Buyer Parties shall proceed in the following order: (A) first proceed against the funds in the Escrow, (B) second, if at the time any Mature Losses are due and payable to the Buyer Parties (after first proceeding against the funds in Escrow) Buyer is obligated to pay to Seller any purchase price in connection with the exercise of the put and call rights referred to in Section 9.1 of this Agreement, then Buyer shall have the right to set off the amount of such Mature Losses against any such purchase price amounts in the manner set forth in the Operating Agreement, and (C) third then directly against any Seller Group Member. It is understood and agreed that if at the time any Mature Losses are due and payable to the Buyer Parties, the funds in the Escrow have been exhausted or the Escrow no longer exists, and there are no unpaid purchase price amounts payable by Buyer with respect to the put and call rights referred to in Section 9.1 of this Agreement, then Buyer may seek to proceed to recover such Mature Losses directly from any Seller Group Member (as provided in Clause (C), above).

10.7	Tax Treatment of Indemnification Payments.

All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Tax Purchase Price unless otherwise required by Law.

10.8	Effect of Investigation.

The representations, warranties and covenants of the Indemnitor, and the Indemnitee’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnitee (including by any of its Representatives) or by reason of the fact that the Indemnitee or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnitee’s waiver of any condition set forth in this Agreement.

10.9	Exclusive Remedies.

Following the Closing, the sole and exclusive remedy for any and all claims for damages arising under, out of, or related to this Agreement (other than claims based upon actual fraud, intentional misrepresentation or willful or criminal misconduct), shall be the rights of indemnification set forth in this ARTICLE 10 and any other remedies specifically identified in this Agreement and the Related Agreements, and no Person will have any other entitlement, remedy or recourse for damages (other than damages based upon actual fraud, intentional misrepresentation or willful or criminal misconduct), whether in contract, tort or otherwise, it being agreed that all of such other remedies for claims for damages are expressly waived and released by the parties to the fullest extent permitted by Law. The indemnification rights of the Seller Parties and the Buyer Parties in the preceding sentence are independent of, and in addition to, the right to seek specific performance of the covenants contained in ARTICLE 9, which right shall not be affected or diminished hereby.

ARTICLE 11

MISCELLANEOUS

11.1	Amendment and Waiver.

This Agreement may be amended, and any provision of this Agreement may be waived; provided, that any such amendment or waiver will be binding upon the Company, prior to the Closing, and the Seller Group Members only if such amendment or waiver is set forth in a writing executed by the Seller Group Members, and any such amendment or waiver will be binding upon the Company, after the Closing, and Buyer only if such amendment or waiver is set forth in a writing executed by Buyer or the Company, as the case may be. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

11.2	Notices.

All notices, requests, demands and other communications permitted or required to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed conclusively to have been given (i) when personally delivered, (ii) when sent by facsimile (with hard copy to follow) during a Business Day (or on the next Business Day if sent after the close of normal business hours or on any non-Business Day), (iii) when sent by electronic mail (with hard copy to follow) during a Business Day (or on the next Business Day if sent after the close of normal business hours or on any non-Business Day), (iv) one (1) Business Day after being sent by reputable overnight express courier (charges prepaid), or (v) three (3) Business Days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing, notices, requests, demands and communications to the parties shall be sent to the addresses indicated below:

Notices to the Company (prior to the Closing), the Member Representative and the Seller Group Members:

Ms. Helga Arminak

2312 Kinclair Drive

Pasadena, California 91107

Facsimile: (626) 296-0476

with a mandatory copy to (which shall not constitute notice to the Company, Member Representative or the Seller Group Members):

Morrison & Foerster LLP

555 West Fifth Street, 35th Floor

Los Angeles, California 90013

Facsimile:(213) 892-5454

Attn: Michael C. Cohen, Esq.

Notices to the Company (after the Closing) and Buyer:

TriMas Corporation

39400 Woodward Avenue, Suite 130

Bloomfield Hills, MI 48304

Facsimile: (248) 631-5413

Attn: Joshua Sherbin, General Counsel

with a mandatory copy to (which shall not constitute notice to the Company (after the Closing) or Buyer):

Honigman Miller Schwartz and Cohn LLP

660 Woodward Avenue

2290 First National Building

Detroit, Michigan 48226-3506

Facsimile: (313) 465-7676

Attn: Ronald E. Whitney, Esq.

11.3	Successors and Assigns.

This Agreement and all of the covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the parties hereto, shall bind and inure to the benefit of the respective heirs, successors and assigns of the parties hereto whether so expressed or not, except that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by any Seller Group Member prior to or after the Closing, or assigned or delegated by the Company prior to the Closing, without the prior written consent of Buyer, but no such assignment by a Seller Group Member or the Company shall relieve the assigning party of any Liability hereunder. Prior to the Closing, Buyer may assign its rights and obligations hereunder (including its right to purchase the Transferred Membership Interests), in whole or in part, to any of its Affiliates without the consent of any of the other parties hereto, but no such assignment shall relieve Buyer of any Liability hereunder. In addition, Buyer may assign its rights and obligations pursuant to this Agreement, including its rights and obligations under the Escrow Agreement, in whole or in part, in connection with any disposition or transfer of all or any portion of the Transferred Companies or their respective businesses in any form of transaction without the consent of any of the other parties hereto, but no such assignment shall relieve Buyer of any Liability hereunder. Buyer and, following the Closing, each of the Transferred Companies may assign any or all of its rights pursuant to this Agreement, and each of the other agreements and instruments contemplated hereby, including its rights to indemnification, to any of its lenders as collateral security, but no such assignment shall relieve Buyer of any Liability hereunder.

11.4	Severability.

Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.5	Interpretation.

The headings and captions used in this Agreement, in any Schedule or Exhibit hereto, in the table of contents or in any index hereto are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement or any Schedule or Exhibit hereto, and all provisions of this Agreement and the Schedules and Exhibits hereto shall be enforced and construed as if no caption or heading had been used herein or therein. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement. Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form. The use of the word “including” herein shall mean “including without limitation” and, unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” shall not be exclusive. The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Every predecessor in interest of each of the Transferred Companies shall be deemed to be, and shall be treated as, a Transferred Company and, accordingly, each of the representations in ARTICLE 5 is and shall be true and correct as applied to each such predecessor in interest (specifically including Oldco), in each case determined as though such predecessor in interest were substituted for the applicable Transferred Company in each such representation; provided, however, that the foregoing shall not apply to the representation in Section 5.20(h).

11.6	No Third-Party Beneficiaries.

Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third parties specifically including employees and creditors of the Transferred Companies.

11.7	Complete Agreement.

This Agreement, the Related Agreements, that certain non-disclosure letter agreement dated September 12, 2011 by and between TriMas Corporation and the Company and the agreements and documents referred to herein contain the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way, including without limitation, the LOI (except as expressly provided herein).

11.8	Electronic Delivery; Counterparts.

This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto or thereto shall re-execute the original form of this Agreement and deliver such form to all other parties. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

11.9	Dispute Resolution.

The parties hereby adopt, and agree to submit to, the dispute resolution procedures and the related terms and conditions set forth on Exhibit D.

11.10	Schedules.

Nothing in any schedule attached hereto shall be adequate to disclose an exception to a representation or warranty made in this Agreement unless such schedule reasonably identifies the exception. No exceptions to any representations or warranties disclosed on one schedule shall constitute an exception to any other representations or warranties made in this Agreement unless the exception is disclosed on each such other applicable schedule or cross referenced or incorporated by reference in such other applicable section or schedule. Where a representation and warranty in this Agreement has more than one subsection, subparagraph or subpart, but this Agreement only calls for one Schedule for such representation and warranty (including all subsections, subparagraphs and subparts there), a disclosure in that Schedule shall identify which subsection, subparagraph or subpart that such disclosure applies to; provided, however, disclosures identified with one particular subsection, subparagraph or subpart of a schedule shall be deemed constructively disclosed or listed in all other sections, subsections, subparagraphs and subparts of that schedule if and to the extent it is reasonably apparent on the face of such disclosure that it is applicable to such other sections, subsections, subparagraphs and subparts of that schedule.

11.11	Time Periods.

Unless specified otherwise, any action required hereunder to be taken within a certain number of days shall be taken within that number of calendar days (and not Business Days); provided, however, that if the last day for taking such action falls on a weekend or a holiday in the United States, the period during which such action may be taken shall be automatically extended to the next Business Day.

*    *    *    SIGNATURE PAGE FOLLOWS    *    *    *

IN WITNESS WHEREOF, the parties hereto have executed this Purchase Agreement on the date first written above.

SELLER GROUP MEMBERS:

HRA HOLDING CORPORATION

By:	/s/ Helga Arminak
Name: Helga Arminak
Its: President

By:	/s/ Helga Arminak
Name: Helga Arminak
Its: President

NC HOLDING, LLC

By:	/s/ Helga Arminak
Name: Helga Arminak
Its: President

/s/ Helga Arminak
Helga Arminak

/s/ Armin Arminak
Armin Arminak

/s/ Roger Abadjian
Roger Abadjian

COMPANY:

ARMINAK & ASSOCIATES, LLC

By:	/s/ Helga Arminak
Name: Helga Arminak
Its: President

ACCEPTING APPOINTMENT AS

MEMBER REPRESENTATIVE PURSUANT TO SECTION 9.11 HEREOF:

/s/ Helga Arminak
Helga Arminak

BUYER:

RIEKE-ARMINAK CORP.

By:	/s/ Lynn Brooks
Name: Lynn Brooks
Its: President